Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of:

British Sky Broadcasting Group plc

We have audited the accompanying consolidated balance sheet of British Sky Broadcasting Group plc and subsidiaries (collectively, the “Group”) as of 30 June 2012 and the related consolidated income statement, statement of comprehensive income, cash flow statement, and statement of changes in equity for the year then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of British Sky Broadcasting Group plc and subsidiaries at 30 June 2012 and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Deloitte LLP

London, United Kingdom

1 October 2012

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

for the year ended 30 June 2012

	Notes	Audited 2012 £m		Unaudited 2011 £m		Unaudited 2010 £m

Continuing operations
Revenue	2	6,791		6,597		5,709
Operating expense	3	(5,548)		(5,524)		(4,865)
Litigation settlement income	4	—		—		269
Operating profit		1,243		1,073		1,113

Share of results of joint ventures and associates	16	39		34		32
Investment income on litigation settlement	4	—		—		49
Investment income	5	18		9		3
Finance costs	5	(111)		(111)		(122)
Profit on disposal of available-for-sale investment	6	—		9		115
Profit before tax	7	1,189		1,014		1,190

Taxation	9	(283)		(256)		(294)
Profit for the year from continuing operations		906		758		896

Discontinued operations
Profit (loss) for the year from discontinued operations	10	—		52		(18)
Profit for the year attributable to equity shareholders of the parent company		906		810		878

Earnings (loss) per share from profit (loss) for the year (in pence)
Basic
Continuing operations	11	52.6	p	43.5	p	51.4	p
Discontinued operations	11	—		3.0	p	(1.0	)p
Total	11	52.6	p	46.5	p	50.4	p
Diluted
Continuing operations	11	52.2	p	43.0	p	51.1	p
Discontinued operations	11	—		2.9	p	(1.0	)p
Total	11	52.2	p	45.9	p	50.1	p

The accompanying notes are an integral part of this consolidated income statement.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June 2012

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Profit for the year attributable to equity shareholders of the parent company	906	810	878

Other comprehensive income
Amounts recognised directly in equity
Exchange differences on translation of foreign operations	2	(8)	8
Gain on revaluation of available-for-sale investments	8	59	117
Gain (loss) on cash flow hedges	99	(130)	160
Tax on cash flow hedges	(23)	36	(45)
	86	(43)	240

Amounts reclassified and reported in the income statement
(Loss) gain on cash flow hedges	(29)	42	(89)
Tax on cash flow hedges	7	(11)	25
Transfer to income statement on disposal of available-for-sale investment	—	—	(115)
Transfer to income statement on disposal of foreign operations	—	4	—
	(22)	35	(179)

Other comprehensive income (loss) for the year (net of tax)	64	(8)	61

Total comprehensive income for the year attributable to equity shareholders of the parent company	970	802	939

The accompanying notes are an integral part of this consolidated statement of comprehensive income.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

as at 30 June 2012

	Notes	Audited 2012 £m	Unaudited 2011 £m
Non-current assets
Goodwill	13	956	944
Intangible assets	14	523	462
Property, plant and equipment	15	948	896
Investments in joint ventures and associates	16	156	151
Available-for-sale investments	17	228	215
Deferred tax assets	18	16	69
Trade and other receivables	20	17	13
Derivative financial assets	24	390	275
		3,234	3,025

Current assets
Inventories	19	456	375
Trade and other receivables	20	621	592
Short-term deposits	24	710	430
Cash and cash equivalents	24	464	921
Derivative financial assets	24	24	11
		2,275	2,329

Total assets		5,509	5,354

Current liabilities
Borrowings	24	8	8
Trade and other payables	21	1,855	1,675
Current tax liabilities		189	187
Provisions	22	43	21
Derivative financial liabilities	24	3	21
		2,098	1,912

Non-current liabilities
Borrowings	23	2,398	2,325
Trade and other payables	21	27	26
Provisions	22	12	9
Derivative financial liabilities	24	29	47
Deferred tax liabilities	18	1	—
		2,467	2,407

Total liabilities		4,565	4,319

Share capital	26	837	876
Share premium	27	1,437	1,437
Reserves	27	(1,330)	(1,278)

Total equity attributable to equity shareholders of the parent company	27	944	1,035

Total liabilities and shareholders’ equity		5,509	5,354

The accompanying notes are an integral part of this consolidated balance sheet.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 June 2012

	Notes	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Continuing operations
Cash flows from operating activities
Cash generated from operations	28	1,737	1,569	1,626
Interest received		17	7	57
Taxation paid		(254)	(219)	(319)
Net cash from operating activities		1,500	1,357	1,364

Cash flows from investing activities
Dividends received from joint ventures and associates		39	29	30
Net funding to joint ventures and associates		(6)	(4)	(1)
Proceeds on disposal of investments		—	32	196
Purchase of property, plant and equipment		(228)	(197)	(246)
Purchase of intangible assets		(229)	(226)	(183)
Purchase of subsidiaries (net of cash and cash equivalents purchased)		(15)	(222)	—
Purchase of available-for-sale investments		(5)	—	—
Proceeds on disposal of property, plant and equipment		—	—	1
Increase in short-term deposits		(280)	(30)	(310)
Net cash used in investing activities		(724)	(618)	(513)

Cash flows from financing activities
Repayment of borrowings		—	—	(495)
Repayment of obligations under finance leases		(1)	(1)	—
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)		10	32	16
Purchase of own shares for ESOP		(161)	(90)	(56)
Purchase of own shares for cancellation		(546)	—	—
Interest paid		(125)	(124)	(156)
Dividends paid to shareholders		(410)	(353)	(314)
Net cash used in financing activities		(1,233)	(536)	(1,005)

Net (decrease) increase in cash and cash equivalents from continuing operations		(457)	203	(154)

Cash generated from (used in) discontinued operations	10	—	69	(8)

Cash and cash equivalents at the beginning of the year		921	649	811
Cash and cash equivalents at the end of the year		464	921	649

The accompanying notes are an integral part of this consolidated cash flow statement.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2012

	Share capital £m	Share premium £m	ESOP reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Other reserves £m	Retained earnings £m	Total shareholders’ equity £m
At 1 July 2009 – Unaudited	876	1,437	(73)	26	96	354	(2,780)	(64)
Profit for the year	—	—	—	—	—	—	878	878
Exchange differences on translation of foreign operations	—	—	—	—	—	8	—	8
Revaluation of available-for-sale investments	—	—	—	—	117	—	—	117
Transfer to income statement on disposal of available-for-sale investment	—	—	—	—	(115)	—	—	(115)
Recognition and transfer of cash flow hedges	—	—	—	71	—	—	—	71
Tax on items taken directly to equity	—	—	—	(20)	—	—	—	(20)
Total comprehensive income for the year	—	—	—	51	2	8	878	939

Share-based payment	—	—	26	—	—	—	(36)	(10)
Tax on items taken directly to equity	—	—	—	—	—	—	9	9
Dividends	—	—	—	—	—	—	(314)	(314)
At 30 June 2010 – Unaudited	876	1,437	(47)	77	98	362	(2,243)	560

Profit for the year	—	—	—	—	—	—	810	810
Exchange differences on translation of foreign operations	—	—	—	—	—	(8)	—	(8)
Transfer to income statement on disposal of foreign operations	—	—	—	—	—	4	—	4
Revaluation of available-for-sale investments	—	—	—	—	59	—	—	59
Recognition and transfer of cash flow hedges	—	—	—	(88)	—	—	—	(88)
Tax on items taken directly to equity	—	—	—	25	—	—	—	25
Total comprehensive income for the year	—	—	—	(63)	59	(4)	810	802

Share-based payment	—	—	(60)	—	—	—	70	10
Tax on items taken directly to equity	—	—	—	—	—	—	19	19
Purchase of non-controlling interest	—	—	—	—	—	—	(3)	(3)
Dividends	—	—	—	—	—	—	(353)	(353)
At 30 June 2011 – Unaudited	876	1,437	(107)	14	157	358	(1,700)	1,035

Profit for the year	—	—	—	—	—	—	906	906
Exchange differences on translation of foreign operations	—	—	—	—	—	2	—	2
Revaluation of available-for-sale investments	—	—	—	—	8	—	—	8
Recognition and transfer of cash flow hedges	—	—	—	70	—	—	—	70
Tax on items taken directly to equity	—	—	—	(16)	—	—	—	(16)
Total comprehensive income for the year	—	—	—	54	8	2	906	970

Share-based payment	—	—	(5)	—	—	—	(80)	(85)
Tax on items taken directly to equity	—	—	—	—	—	—	(10)	(10)
Share buy-back programme (see note 27):
– Purchase of own shares for cancellation	(39)	—	—	—	—	39	(546)	(546)
– Financial liability for close period purchases	—	—	—	—	—	—	(10)	(10)
Dividends	—	—	—	—	—	—	(410)	(410)
At 30 June 2012 – Audited	837	1,437	(112)	68	165	399	(1,850)	944

For a description of the nature and purpose of each equity reserve, see note 27.

The accompanying notes are an integral part of this consolidated statement of changes in equity.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting policies

British Sky Broadcasting Group plc (the “Company”) is a limited liability company incorporated in England and Wales, and domiciled in the United Kingdom (“UK”). The consolidated financial statements include the Company and its subsidiaries (together, the “Group”) and its interests in associates and jointly-controlled entities.

a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), the Companies Act 2006 and Article 4 of the International Accounting Standard (“IAS”) Regulations. In addition, the Group also complied with IFRS as issued by the International Accounting Standards Board (“IASB”).

b) Basis of preparation

The consolidated financial statements have been prepared on a going concern basis (as set out in the Directors’ Report) and on an historical cost basis, except for the remeasurement to fair value of financial instruments as described in the accounting policies below. The Group has adopted the new accounting pronouncements which became effective this year, none of which had any significant impact on the Group’s results or financial position.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2012, this date was 1 July 2012, this being a 52 week year (fiscal year 2011: 3 July 2011, 53 week year; fiscal year 2010: 27 June 2010, 52 week year). For convenience purposes, the Group continues to date its consolidated financial statements as at 30 June. The Group has classified assets and liabilities as current when they are expected to be realised in, or intended for sale or consumption in, the normal operating cycle of the Group.

c) Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements of the Company from the date control of the subsidiary commences until the date that control ceases. Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

ii. Associates and joint ventures

Associates are entities where the Group has significant influence, but not control or joint control, over the financial and operating policies of the entity. Joint ventures are those entities which are jointly controlled by the Group under a contractual agreement with another party or parties.

These consolidated financial statements include the Group’s share of the total recognised gains and losses of associates and joint ventures using the equity method, from the date that significant influence or joint control commences to the date that it ceases, based on present ownership interests and excluding the possible exercise of potential voting rights, less any impairment losses (see accounting policy j). When the Group’s interest in an associate or joint venture has been reduced to nil because the Group’s share of losses exceeds its interest in the associate or joint venture, the Group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or where the Group has made payments on behalf of the associate or joint venture. Where the disposal of an investment in an associate or joint venture is considered to be highly probable, the investment ceases to be equity accounted and, instead, is classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell.

d) Goodwill

Business combinations that have occurred since 1 July 2004, the date of transition to IFRS (the “Transition Date”), are accounted for by applying the purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between the fair value cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed.

In respect of business combinations that occurred prior to the Transition Date, goodwill has been included at the amounts recognised under the Group’s UK Generally Accepted Accounting Principles (“UK GAAP”) accounting policies on the Transition Date. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of profit or loss on disposal, except for goodwill written off to reserves under UK GAAP prior to the Transition Date, which is not reinstated and is not included in determining any subsequent gain or loss on disposal.

Goodwill is stated at cost less any impairment losses and is tested, at least annually, for impairment, based on the recoverable amounts of the cash generating unit to which the goodwill has been allocated. Any impairment identified is recognised immediately in the income statement and is not subsequently reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in the associate or joint venture. Goodwill is tested for impairment in line with accounting policy j below.

e) Intangible assets and property, plant and equipment (“PPE”)

i. Intangible assets

Research expenditure is recognised in operating expense in the income statement as the expenditure is incurred. Development expenditure (relating to the application of research knowledge to plan or design new or substantially improved products for sale or use within the business) is recognised as an intangible asset from the point at which it is probable that the Group has the intention and ability to generate future economic benefits from the development expenditure, that the development is technically feasible and that the subsequent expenditure can be measured reliably. Any other development expenditure is recognised in operating expense as incurred.

Other intangible assets, which are acquired by the Group separately or through a business combination, are initially stated at cost or fair value, respectively, less accumulated amortisation and impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.

Amortisation of an intangible asset begins when the asset is available for use, and is charged to the income statement through operating expense on a straight-line basis over the intangible asset’s estimated useful life, principally being a period between 1 and 25 years, unless the asset life is judged to be indefinite. If the useful life is indefinite or the asset is not yet available for use, no amortisation is charged and an impairment test is carried out at least annually. Other intangible assets are tested for impairment in line with accounting policy j below.

ii. Property, plant and equipment

Owned PPE is stated at cost, net of accumulated depreciation and any impairment losses (see accounting policy j), other than those items that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. When an item of PPE comprises major components having different useful economic lives, the components are accounted for as separate items of PPE.

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are treated as PPE (see accounting policy o).

The cost of PPE, less estimated residual value, is depreciated in operating expense on a straight-line basis over its estimated useful life. Land, and assets that are not yet available for use, are not depreciated. Principal useful economic lives used for this purpose are:

Freehold buildings	25 to 40 years
Equipment, furniture and fixtures	3 to 15 years
Assets under finance leases and	Lesser of lease term and the
leasehold improvements	useful economic life of the asset

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

To the extent that the financing for a qualifying asset is part of the Group’s general borrowings, the interest cost to be capitalised is calculated based upon the weighted average cost of borrowing to the Group (excluding the interest on any borrowings specific to any qualifying assets). This is then applied to the expenditures on the asset.

All other borrowing costs are recognised in profit or loss in the period to which they relate.

f) Derivative financial instruments and hedging activities

The Group uses a number of derivative financial instruments to hedge its exposure to fluctuations in interest and foreign exchange rates.

Derivatives are held at fair value from the date on which a derivative contract is entered into. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments is estimated with reference to the contracted value and the appropriate market value prevailing at the balance sheet date. Certain derivatives held by the Group which relate to highly probable forecast transactions (“hedged items”), which meet qualifying criteria under IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”), are designated as cash flow hedges or fair value hedges, and are subject to cash flow hedge accounting or fair value hedge accounting respectively. Certain other derivatives held by the Group do not meet the qualifying criteria for recognition for accounting purposes as hedges, despite this being their economic function. Changes in the fair values of these derivatives are recognised immediately in the income statement. The Group does not hold or issue derivatives for speculative purposes.

i. Derivatives that qualify for cash flow hedge accounting

Changes in the fair values of derivatives that are designated as cash flow hedges (“cash flow hedging instruments”) are initially recognised in the hedging reserve. In circumstances in which the derivative used is a currency option, only changes in the intrinsic value of the option are designated under the cash flow hedging relationship, with all other movements being recorded immediately in the income statement. Amounts accumulated in the hedging reserve are subsequently recognised in the income statement in the periods in which the related hedged items are recognised in the income statement.

At inception, the effectiveness of the Group’s cash flow hedges is assessed through a comparison of the principal terms of the hedging instrument and the underlying hedged item. The ongoing effectiveness of the Group’s cash flow hedges is assessed using the dollar-offset approach, with the expected cash flows of hedging instruments being compared to the expected cash flows of the hedged items. This assessment is used to demonstrate that each hedge relationship is expected to be highly effective on inception, has been highly effective in the period and is expected to continue to be highly effective in future periods. The measurement of hedge ineffectiveness for the Group’s hedging instruments is calculated using the hypothetical derivative method, with the fair values of the hedging instruments being compared to those of the hypothetical derivative that would result in the designated cash flow hedge achieving perfect hedge effectiveness. The excess of the cumulative change in the fair value of the actual hedging instrument compared to that of the hypothetical derivative is deemed to be hedge ineffectiveness, which is recognised in the income statement.

The Group uses a range of 80% to 125% for hedge effectiveness, in accordance with IAS 39, and any relationship which has effectiveness outside this range is deemed to be ineffective and hedge accounting is suspended.

When a cash flow hedging instrument expires, is terminated or is exercised, or if a hedge no longer meets the qualifying criteria for hedge accounting, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised when the forecast transaction is ultimately recognised in the income statement, provided that the underlying transaction is still expected to occur. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately recognised in the income statement and all future changes in the fair value of the cash flow hedging instruments are immediately recognised in the income statement.

ii. Derivatives that qualify for fair value hedge accounting

The Group has designated certain derivatives as fair value hedges as defined under IAS 39. Any changes in the fair value of the derivatives are recognised immediately in the income statement. The carrying values of the underlying hedged items are adjusted for the change in the fair value of the hedged risks, with the gains or losses recognised immediately in the income statement, offsetting the fair value movement on the derivative.

Prospective effectiveness is assessed quarterly, through a comparison of the principal terms of the hedging instrument and the underlying hedged item, including the likelihood of default by the derivative counterparty. The retrospective effectiveness of the Group’s fair value hedges is calculated quarterly using the cumulative dollar-offset approach, with movements in the fair value of the hedged item being compared to movements in the fair value of the hedging instrument. The Group uses a range of 80% to 125% for hedge effectiveness and any relationship which has effectiveness outside this range is deemed to be ineffective and hedge accounting is suspended.

iii. Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value, with unrealised gains or losses reported in the income statement. Embedded derivatives are carried on the balance sheet at fair value from the inception of the host contract. Changes in fair value are recognised within the income statement during the period in which they arise.

g) Inventories

i. Acquired and commissioned television programme inventories

Programme inventories are stated at the lower of cost and net realisable value (“NRV”), including, where applicable, estimated subscriber escalation payments, and net of the accumulated expense charged to the income statement to date.

Programming rights are included as inventories when the legally enforceable licence period commences and all of the following conditions have been met: (a) the cost of each programme is known or reasonably determinable; (b) the programme material has been accepted by the Group in accordance with the conditions of the rights, and (c) the programme is available for its first showing. Prior to being included in inventories, the programming rights are classified as television programme rights not yet available for transmission and not recorded as inventories on the Group’s balance sheet and are instead disclosed as contractual commitments (see note 29). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments.

The cost of television programme inventories is recognised in the operating expense line of the income statement, primarily as described below:

Sports — 100% of the cost is recognised in the income statement on the first broadcast or, where the rights are for multiple seasons or competitions, such rights are principally recognised on a straight-line basis across the seasons or competitions.

News — 100% of the cost is recognised in the income statement on first broadcast.

Movies — The cost is recognised in the income statement on a straight-line basis over the period of broadcast rights.

General entertainment — The cost is recognised in the income statement based on the expected value of each planned broadcast.

Where programme rights are surplus to the Group’s requirements, and no gain is anticipated through a disposal of the rights, or where the programming will not be broadcast for any other reason, a write-down to the income statement is made. Any reversals of inventory write-downs are recognised as reductions in operating expense.

ii. Set-top boxes, routers and related equipment

Set-top boxes, routers and related equipment are valued at the lower of cost and NRV, the latter of which reflects the value that the business expects to realise from the set-top boxes and related equipment in the hands of the customer, and are recognised through the operating expense line of the income statement. Any subsidy is expensed on enablement, which is the process of activating the viewing card during installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new customers. The amount recognised in the income statement is determined on a weighted average cost basis, in accordance with IAS 2 “Inventory”.

iii. Raw materials, consumables and goods held for resale

Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV. The cost of raw materials, consumables and goods held for resale is recognised through the operating expense line of the income statement on a first in first out basis.

h) Financial assets and liabilities

Financial assets and liabilities are initially recognised at fair value plus any directly attributable transaction costs. At each balance sheet date, the Group assesses whether there is any objective evidence that any financial asset is impaired. Financial assets and liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the financial asset or liability. Financial assets are derecognised from the balance sheet when the Group’s contractual rights to the cash flows expire or the Group transfers substantially all the risks and rewards of the financial asset. Financial liabilities are derecognised from the Group’s balance sheet when the obligation specified in the contract is discharged, cancelled or expires.

i. Available-for-sale investments

Equity investments intended to be held for an indefinite period are classified as available-for-sale investments. They are carried at fair value, where this can be reliably measured, with movements in fair value recognised directly in the available-for-sale reserve. Where the fair value cannot be reliably measured, the investment is carried at cost.

Any impairment losses in equity investments classified as available-for-sale investments are recognised in the income statement and are not reversible through the income statement, and are determined with reference to the closing market share price at the balance sheet date. Any subsequent increase in the fair value of the available-for-sale investment above the impaired value will be recognised within the available-for-sale reserve.

Available-for-sale investments are included within non-current assets unless the carrying value is expected to be recovered principally through sale rather than continuing use, in which case they are included within current assets. On disposal, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had previously been recognised directly in reserves is recognised in the income statement.

ii. Trade and other receivables

Trade and other receivables are non-derivative financial assets with fixed or determinable payments and, where no stated interest rate is applicable, are measured at the original invoice amount, if the effect of discounting is immaterial. Where discounting is material, trade and other receivables are measured at amortised cost using the effective interest method. An allowance account is maintained to reduce the carrying value of trade and other receivables for impairment losses identified from objective evidence, with movements in the allowance account, either from increased impairment losses or reversals of impairment losses, being recognised in the income statement.

iii. Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank accounts, deposits receivable on demand and deposits with maturity dates of three months or less from the date of inception. Bank overdrafts that are repayable on demand and which form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents where offset conditions are met.

iv. Short-term deposits

This includes short-term deposits and commercial paper which have maturity dates of more than three months from inception. These deposits are initially recognised at fair value, and then carried at amortised cost through the income statement less any allowance for impairment losses.

v. Trade and other payables

Trade and other payables are non-derivative financial liabilities and are measured at amortised cost using the effective interest method. Trade and other payables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

vi. Borrowings

Borrowings are recorded as the proceeds received, net of direct issue costs. Finance charges, including any premium payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis in the income statement using the effective interest method and are added to the carrying amount of the underlying instrument to which they relate, to the extent that they are not settled in the period in which they arise.

i) Transponder prepayments

Payments made in respect of future satellite broadcast capacity have been recorded as prepaid transponder costs. These payments are recognised in the income statement on a straight-line basis over the term of the agreement.

j) Impairment

At each balance sheet date, in accordance with IAS 36 “Impairment of Assets”, the Group reviews the carrying amounts of all its assets excluding inventories (see accounting policy g), non-current assets classified as held for sale, financial assets (see accounting policy h) and deferred taxation (see accounting policy p) to determine whether there is any indication that any of those assets have suffered an impairment loss.

An impairment is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. An impairment of an investment in a joint venture or associate is recognised within the share of profit from joint ventures and associates. The recoverable amount is the greater of net selling price, defined as the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to those units, and then to reduce the carrying amount of other assets in the unit on a pro-rata basis.

An impairment loss for an individual asset or cash generating unit will be reversed if there has been a change in estimates used to determine the recoverable amount since the last impairment loss was recognised and is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Impairment of goodwill is not reversed.

k) Provisions

Provisions are recognised when the Group has a probable, present legal or constructive obligation to make a transfer of economic benefits as a result of past events where a reliable estimate is available. The amounts recognised represent the Group’s best estimate of the transfer of benefits that will be required to settle the obligation as of the balance sheet date. Provisions are discounted if the effect of the time value of money is material using a pre-tax market rate adjusted for risks specific to the liability.

l) ESOP reserve

Where the Company or its subsidiaries purchase the Company’s own equity shares, the cost of those shares, including any attributable transaction costs, is presented within the ESOP reserve as a deduction in shareholders’ equity in the consolidated financial statements.

m) Revenue recognition

Revenue, which excludes value added tax and transactions between Group companies, represents the gross inflow of economic benefit from Sky’s operating activities. The Group’s main sources of revenue are recognised as follows:

•

Retail subscription revenue, including subscriptions for TV services, Sky Broadband and Sky Talk services, is recognised as the goods or services are provided, net of any discount given. Pay-per-view revenue is recognised when the event or movie is viewed.

•

Wholesale revenue is recognised as the services are provided to cable and other retailers and is based on the number of subscribers taking the Sky channels, as reported to the Group by the cable and other retailers, and the applicable rate card or contract.

•

Advertising sales revenue is recognised when the advertising is broadcast. Revenue generated from airtime sales, where Sky acts as an agent on behalf of third parties, is recognised on a net commission basis.

•	Installation, hardware and service revenue is recognised in the income statement when the goods and services are activated.

•

Other revenue principally includes income from technical platform services, Sky Bet, third party set-top box sales and public access WiFi services. With the exception of Sky Bet revenue, other revenue is recognised, net of any discount given, when the relevant goods or service are provided. Sky Bet revenue is recognised in accordance with IAS 39 and represents income in the period for betting and gaming activities, defined as amounts staked by customers less winnings paid out.

Revenue is measured at the fair value of the consideration received or receivable. When the Group sells a set-top box, installation or service and a subscription in one bundled transaction, the total consideration from the arrangement is allocated to each element based on their relative fair values. The fair value of each individual element is determined using vendor specific or third party evidence. The amount of revenue the Group recognises for delivered elements is limited to the cash received.

n) Employee benefits

Wages, salaries, social security contributions, bonuses payable and non-monetary benefits for current employees are recognised in the income statement as the employees’ services are rendered.

The Group provides pensions to eligible employees through defined contribution schemes. The amount charged to the income statement in the year represents the cost of contributions payable by the Group to the schemes in exchange for employee services rendered in that year. The assets of the schemes are held independently of the Group.

Termination benefits are recognised as a liability when, and only when, the Group has a demonstrable commitment to terminate the employment of an employee or group of employees before the normal retirement date or as the result of an offer to encourage voluntary redundancy.

The Group issues equity-settled and cash-settled share-based payments to certain employees which must be measured at fair value and recognised as an expense in the income statement, with a corresponding increase in equity in the case of equity-settled payments, and liabilities in the case of cash-settled awards. The fair values of equity-settled payments are measured at the dates of grant using option-pricing models, taking into account the terms and conditions upon which the awards are granted. Cash-settled share-based payments are measured at their fair value as at the balance sheet date. The fair value is recognised over the period during which employees become unconditionally entitled to the awards, subject to the Group’s estimate of the number of awards which will be forfeited, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met. Where an award has market-based performance conditions, the fair value of the award is adjusted for the probability of achieving these via the option pricing model. The total amount recognised in the income statement as an expense is adjusted to reflect the actual number of awards that vest, except where forfeiture is due to the failure to meet market-based performance measures. In the event of a cancellation, whether by the Group or by a participating employee, the compensation expense that would have been recognised over the remainder of the vesting period is recognised immediately in profit or loss.

o) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the asset to the lessee. All other leases are classified as operating leases.

When the Group is lessor, sublease income from operating leases is recognised on a straight-line basis over the term of the lease.

When the Group is lessee, assets held under finance leases are recognised as assets of the Group at their fair value on the date of acquisition, or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reductions of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

The lease expense arising from operating leases is charged to the income statement on a straight-line basis over the term of the lease. Benefits received and receivable as incentives to enter into operating leases are recorded on a straight-line basis over the lease term.

p) Taxation, including deferred taxation

The Group’s liability for current tax is based on taxable profit for the year, and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. Temporary differences arising from goodwill and the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit are not provided for. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantively enacted at the balance sheet date.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and adjusted to reflect an amount that is probable to be realised based on the weight of all available evidence. Deferred tax is calculated at the rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. Deferred tax is charged or credited in the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also included within equity. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

q) Distributions to equity shareholders

Dividends are recognised in the retained earnings reserve in the year in which they are declared.

The cost of repurchasing the Group’s own equity shares for cancellation (“share buy-backs”) is recorded in retained earnings. In addition, the nominal cost of shares repurchased is deducted from share capital and a matching credit is recorded in the capital redemption reserve.

r) Earnings per share

Basic earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group’s ESOP during the year to satisfy employee share awards.

Diluted earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group’s ESOP during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options where the inclusion of these would not be antidilutive.

s) Foreign currency translation

The Group’s functional currency and presentational currency is pounds sterling. Trading activities denominated in foreign currencies are recorded in pounds sterling at the applicable monthly exchange rates. Monetary assets, liabilities and commitments denominated in foreign currencies at the balance sheet date are reported at the rates of exchange at that date. Non-monetary assets and liabilities denominated in foreign currencies are translated to pounds sterling at the exchange rate prevailing at the date of the initial transaction. Gains and losses from the retranslation of assets and liabilities are included net in profit for the year, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

The assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the applicable monthly average exchange rates. Any exchange differences arising are classified as equity and transferred to other reserves.

t) Reportable segments

IFRS 8 “Operating Segments” requires the segment information presented in the financial statements to be that which is used internally by the chief operating decision maker to evaluate the performance of the business and decide how to allocate resources. The Group has identified the Board of Directors as its chief operating decision maker and as the internal reporting reviewed by the Board focuses on the operations of the Group as a whole and does not identify individual operating segments, the Group has only one reportable segment.

u) Accounting Standards, interpretations and amendments to existing standards that are not yet effective

The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after 1 July 2012 or later periods. These new pronouncements are listed below:

•	Amendments to IAS 12 “Income Taxes: Deferred Tax — Recovery of Underlying Assets” (effective 1 January 2012)

•	Amendments to IAS 1 “Presentation of Financial Statements — Presentation of Items of Other Comprehensive Income” (effective 1 July 2012)

•	IFRS 10 “Consolidated Financial Statements” (effective 1 January 2013)

•	IFRS 11 “Joint Arrangements” (effective 1 January 2013)

•	IFRS 12 “Disclosure of Interests in Other Entities” (effective 1 January 2013)

•	IFRS 13 “Fair Value Measurement” (effective 1 January 2013)

•	Amendment to IAS 19 “Employee Benefits” (effective 1 January 2013)

•	Amendment to IAS 27 “Separate Financial Statements” (effective 1 January 2013)

•	Amendment to IAS 28 “Investments in Associates and Joint Ventures” (effective 1 January 2013)

•	Amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities” (effective 1 January 2013)

•	Annual Improvements 2009 — 2011 Cycle (effective 1 January 2013)

•	Amendments to IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities” (effective 1 January 2014)

•	IFRS 9 “Financial Instruments” (effective 1 January 2015)

The Directors are currently evaluating the impact of the adoption of these standards, amendments and interpretations in future periods.

v) Critical accounting policies and the use of judgment

Certain accounting policies are considered to be critical to the Group. An accounting policy is considered to be critical if, in the Directors’ judgment, its selection or application materially affects the Group’s financial position or results. Below is a summary of the Group’s critical accounting policies and details of the key areas of judgment that are exercised in their application.

i. Revenue (see note 2)

•

Selecting the appropriate timing for, and amount of, revenue to be recognised requires judgment. This may involve estimating the fair value of consideration before it is received. When the Group sells a set-top box, installation or service and a subscription in one bundled transaction, the total consideration from the arrangement is allocated to each element based on its relative fair value. The fair value of each individual element is determined using vendor specific or third party evidence. The amount of revenue the Group recognises for delivered elements is limited to the cash received.

•

Judgment is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires estimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered, or on more detailed reviews of individually significant balances.

ii. Taxation (see note 9)

•

The Group’s tax charge is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process.

•

Accruals for tax contingencies require management to make judgments and estimates in relation to tax audit issues and exposures. Amounts accrued are based on management’s interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless it is probable that the tax positions will be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of the likely resolution of the issue through negotiation and/or litigation.

•

The amounts recognised in the consolidated financial statements in respect of each matter are derived from the Group’s best estimation and judgment, as described above. However, the inherent uncertainty regarding the outcome of these items means the eventual resolution could differ from the provision and in such event the Group would be required to make an adjustment in a subsequent period which could have a material impact on the Group’s profit and loss and/or cash position.

iii. Goodwill (see note 13)

•

Judgment is required in determining the fair value of identifiable assets, liabilities and contingent liabilities assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of assets following purchase.

•

Judgment is also required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting an appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs to sell of the applicable cash generating unit.

iv. Intangible assets and property, plant and equipment (see notes 14 and 15)

•

The assessment of the useful economic lives of these assets requires judgment. Depreciation and amortisation is charged to the income statement based on the useful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.

•

Determining whether the carrying amount of these assets has any indication of impairment also requires judgment. If an indication of impairment is identified, further judgment is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate.

•

Assessing whether assets meet the required criteria for initial capitalisation requires judgment. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.

v. Deferred tax (see note 18)

•

The key area of judgment in respect of deferred tax accounting is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether it is probable that there will be suitable future taxable profits against which any deferred tax assets can be utilised.

vi. Programming inventory (see note 19)

•	The Group has several main types of programming inventory: Sport, News, Movies and General entertainment, as detailed in accounting policy (g)(i).

•

The cost of acquired Sport and News rights is recognised in the income statement on first broadcast or, where Sports rights are for multiple seasons or competitions, Sports rights are amortised on a straight-line basis across the seasons or competitions. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. These treatments best represent our estimate of the benefits received from the acquired rights.

•

The key area of accounting for programming inventory requiring judgment is the assessment of the appropriate profile over which to amortise general entertainment programming. This assessment requires the Group to form an expectation of the number of times a programme will be broadcast, and the relative value associated with each broadcast. In order to perform this assessment, the Group considers the following factors:

The period over which the programme is expected to be shown on the Group’s channels. This is usually based on a combination of the actual period specified in the contract for the programme rights, and the initial expectation of when repeat broadcasts will be scheduled.

The alternative programming available to the Group for scheduling within this period. This consideration provides the most appropriate information in order to estimate how frequently individual programmes will be shown during the period in which the Group holds their broadcast rights.

The potential benefits associated with scheduling programming. Certain high-profile or high-quality programming titles have additional value to the Group, as they attract new TV Customers and encourage retention of existing TV Customers. As such, these programmes are able to retain more value throughout their broadcast runs than would be indicated when considering the expected viewing numbers alone.

Expectations as to the number of viewers a programme is likely to achieve for each individual broadcast over the contractual broadcast period. The number of viewers per broadcast directly influences advertising revenue for channels, although this consideration is partly influenced by the Group’s assessment of the potential impact of the publicly available information on its competitors’ scheduling intentions against planned broadcasts.

2. Revenue

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Continuing operations
Retail subscription	5,593	5,471	4,778
Wholesale subscription	351	323	238
Advertising	440	458	340
Installation, hardware and service	98	112	174
Other	309	233	179
	6,791	6,597	5,709

To provide a more relevant presentation, management has reclassified Sky Player and Sky Mobile revenue of £11 million in the current period, £16 million in the 2011 comparative period and £17 million in the 2010 comparative period from other revenue to retail subscription revenue.

To provide a more relevant presentation, management has also reclassified online properties and Sky Magazine advertising revenue of £15 million in the current period, £19 million in the 2011 comparative period and £21 million in the 2010 comparative period from other revenue to advertising revenue.

Revenue from continuing operations arises from goods and services provided to the UK, with the exception of £418 million (2011: £422 million; 2010: £378 million) which arises from services provided to other countries.

3. Operating expense

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Continuing operations
Programming	2,298	2,188	1,902
Direct networks	676	584	440
Marketing(ii)	1,064	1,179	1,115
Subscriber management and supply chain(iv)	621	596	634
Transmission, technology and fixed networks	395	395	307
Administration(i)(iii)(v)	494	582	467
	5,548	5,524	4,865

(i)	Included within administration costs for the year ended 30 June 2012 is a credit of £31 million in relation to the News Corporation proposal consisting of costs incurred offset by the receipt of the break fee (see note 31). Also included are restructuring costs of £11 million which comprise severance payments in relation to approximately 35 senior roles as part of a restructuring initiative to improve operational efficiency. Included within administration costs for the year ended 30 June 2011 is £26 million of restructuring costs arising on the acquisition of Living TV, which comprise principally redundancy payments and the early termination of a pre-acquisition contract and £15 million of costs in relation to the News Corporation proposal.
(ii)	Included within marketing costs for the year ended 30 June 2011 is a credit of £41 million in relation to the refund of import duty on set-top boxes paid out in prior years.
(iii)

Included within operating expense for the year ended 30 June 2010 is £32 million of expense relating to a restructuring exercise of which £22 million was recorded within subscriber management and supply chain costs and related to the impairment of assets associated with Picnic (the potential launch of a subscription television service on DTT) and £10 million was recorded within administration costs and related to restructuring costs which comprise principally redundancy payments.
(iv)	Included within subscriber management and supply chain costs for the year ended 30 June 2010 is a £5 million credit related to the cancellation of accounts payable on settlement of the claim against EDS.
(v)	Included within administration costs for the year ended 30 June 2010 is £1 million of expense relating to legal costs incurred on the Group’s claim against EDS.

4. Litigation settlement income and investment income on litigation settlement

In the 2010 comparative period, on 26 January 2010, the Technology and Construction Court (“TCC”) gave judgment in the litigation between Electronic Data Systems (“EDS”) and the Group. The litigation related to EDS’ former role as a supplier to the Group as part of the Group’s customer relationship management project.

On 7 June 2010, EDS and the Group fully and finally settled the litigation between them and all related claims (including for damages, costs and interest) for a total amount of £318 million.

In the 2010 comparative period, the Group recognised £49 million of these payments in investment income on litigation settlement. This allocation was based on the Group’s estimate of the TCC’s likely award of interest on its lost cash flows since the end of EDS’ role as a supplier to the Group in March 2002.

The balance of £269 million was recognised in litigation settlement income, representing settlement for costs and damages.

5. Investment income and finance costs

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Investment income
Cash, cash equivalents and short-term deposits	14	9	3
Dividends received from available-for-sale investments	4	—	—
	18	9	3

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Finance costs
– Interest payable and similar charges
£743 million/£750 million Revolving Credit Facilities (“RCF”)(i)	(8)	(6)	(11)
Guaranteed Notes (see note 23)	(115)	(116)	(116)
Finance lease interest	(7)	(7)	(8)
	(130)	(129)	(135)
– Other finance income (expense)
Remeasurement of borrowings and borrowings-related derivative financial instruments (not qualifying for hedge accounting)	20	17	16
Remeasurement of other derivative financial instruments (not qualifying for hedge accounting)	—	(2)	(1)
Gain (loss) arising on derivatives in a designated fair value hedge accounting relationship	47	(4)	36
(Loss) gain arising on adjustment for hedged item in a designated fair value hedge accounting relationship	(48)	7	(38)
	19	18	13
	(111)	(111)	(122)

(i)	Included in RCF costs for the year ended 30 June 2012 is a write-off of £5 million relating to the facility fee on the £750 million RCF which has now been replaced with the £743 million RCF (see note 23).

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 5.4% (2011: 5.3%; 2010: 5.3%) to expenditure on such assets. The amount capitalised in the current year amounted to £1 million (2011: less than £1 million; 2010: less than £1 million).

6. Profit on disposal of available-for-sale investment (unaudited)

In the prior year, on 5 April 2011, the Group sold its available-for-sale investment in Shine Limited (“Shine”) for a maximum consideration of £36 million, of which £31 million has been received to date. The remaining consideration is contingent on certain post transaction criteria and is currently held in escrow. At the date of disposal, the Group estimated the fair value of the contingent consideration to be £4 million and recorded a profit on disposal of £9 million, being the excess of the recognised consideration above the carrying value of the shares.

On 8 February 2010, the Group placed a shareholding of 10.4% in ITV in accordance with the final undertakings given by the Group to the Secretary of State for Business, Innovation and Skills relating to the Group’s investment in ITV. The placing by the Group of 404,362,095 ITV shares at 48.5 pence per share resulted in aggregate consideration of £196 million. A profit of £115 million was realised on disposal being the excess of the consideration above the impaired value of the shares. The Group continues to hold just under 7.5% of the shares in ITV.

7. Profit before taxation

Profit before taxation is stated after charging:

	Continuing operations £m	Discontinued operations £m	Total £m
Year ended 30 June 2012 – Audited
Cost of inventories recognised as an expense	1,854	—	1,854
Depreciation and impairment of property, plant and equipment	179	—	179
Amortisation and impairment of intangible assets	165	—	165
Rentals on operating leases and similar arrangements	50	—	50

Year ended 30 June 2011 – Unaudited
Cost of inventories recognised as an expense	1,850	—	1,850
Depreciation and impairment of property, plant and equipment	173	3	176
Amortisation and impairment of intangible assets	159	1	160
Rentals on operating leases and similar arrangements	42	2	44

Year ended 30 June 2010 – Unaudited
Cost of inventories recognised as an expense	1,716	—	1,716
Depreciation and impairment of property, plant and equipment	154	19	173
Amortisation and impairment of intangible assets	184	5	189
Rentals on operating leases and similar arrangements	37	10	47

Consolidated non-current assets outside the UK were £2 million (2011: £2 million).

Foreign exchange

Foreign exchange gains recognised in the income statement during the year amounted to £2 million (2011: losses of less than £1 million; 2010: losses of £3 million).

Audit fees

An analysis of auditor’s remuneration is as follows:

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Total audit fees	1	1	2
Total non-audit fees	1	1	1

Total auditor remuneration	2	2	3

Fees payable to the Company’s auditor for the audit of the Company’s annual accounts were £1.1 million (2011: £0.9 million; 2010: £1.2 million) and fees payable to the Company’s auditor for the audit of the Company’s subsidiaries pursuant to legislation were £0.3 million (2011: £0.4 million; 2010: £0.6 million).

Amounts paid to the auditor for non-audit fees include audit related services of £0.3 million (2011: £0.3 million; 2010: £0.4 million), taxation services of £0.3 million (2011: nil; 2010: £0.2 million), other assurance services of £0.1 million (2011: £0.1 million; 2010: nil), other advisory services of £0.1 million (2011: nil; 2010: nil) and transaction services of nil (2011: £0.4 million; 2010: nil).

8. Employee benefits and key management compensation

a) Group employee benefits

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Wages and salaries	687	651	631
Social security costs	78	80	76
Costs of employee share option schemes(i)	66	67	32
Contributions to the Group’s pension schemes(ii)	26	27	27
	857	825	766

(i)	A £66 million charge relates to equity-settled share-based payments (2011: £69 million charge; 2010: £35 million charge). There were no charges relating to cash-settled share-based payments (2011: £2 million credit; 2010: £3 million credit). At 30 June 2012, the total expense relating to non-vested awards not yet recognised was £69 million which is expected to be recognised over a weighted average period of 1 year. At 30 June 2012, there were no liabilities arising from share-based payment transactions (2011: nil).
(ii)	The Group operates defined contribution pension schemes. The pension charge for the year represents the cost of contributions payable by the Group to the schemes during the year. The amount payable to the schemes by the Group at 30 June 2012 was £5 million (2011: £4 million).

The average monthly number of full-time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	Audited 2012 Number	Unaudited 2011 Number	Unaudited 2010 Number
Channels and services	2,466	2,498	2,670
Customer service, sales and marketing	11,087	9,440	9,463
Transmission and technology	3,204	2,753	2,650
Management and administration	1,180	1,315	1,656
	17,937	16,006	16,439

There are approximately 506 (2011: 446; 2010: 538) temporary staff included within the average number of full-time equivalent persons employed by the Group.

b) Key management compensation (see note 31d)

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Short-term employee benefits	6	5	5
Share-based payments	7	6	4
	13	11	9

Post-employment benefits were less than £1 million (2011: less than £1 million; 2010: less than £1 million). The amounts disclosed for key management compensation are included within the disclosures in note 8(a).

9. Taxation

a) Taxation recognised in the income statement

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Current tax expense
Current year	303	386	305
Adjustment in respect of prior years	(33)	(115)	(23)
Total current tax charge	270	271	282

Deferred tax expense
Origination and reversal of temporary differences	6	(17)	9
Adjustment in respect of prior years	7	10	4
Total deferred tax charge (credit)	13	(7)	13

Taxation	283	264	295

Continuing operations	283	256	294
Discontinued operations (see note 10)	—	8	1
	283	264	295

Taxation relates to a £283 million UK corporation tax charge (2011: £264 million; 2010: £288 million) and a Luxembourg corporation tax charge of nil (2011: nil; 2010: £7 million).

b) Taxation recognised directly in equity

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Current tax credit relating to share-based payments	(14)	(2)	—
Deferred tax charge (credit) relating to share-based payments	24	(17)	(9)
Deferred tax charge (credit) relating to cash flow hedges	16	(25)	20
	26	(44)	(11)

c) Reconciliation of effective tax rate

The tax expense for the year is lower (2011: lower; 2010: lower) than the expense that would have been charged using the standard rate of corporation tax in the UK (25.5%) applied to profit before tax. The applicable enacted or substantively enacted effective rate of UK corporation tax for the year was 25.5% (2011: 27.5%; 2010: 28%). The differences are explained below:

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Profit (loss) before tax:
– Continuing operations	1,189	1,014	1,190
– Discontinued operations	—	60	(17)
	1,189	1,074	1,173

Profit before tax multiplied by standard rate of corporation tax in the UK of 25.5% (2011: 27.5%; 2010: 28%)	303	295	328

Effects of:
Non-deductible expense	3	83	17
Deferred tax write-off following tax rate change	2	2	—
Tax attributed to discontinued operations	—	8	1
Tax exempt gain on discontinued operations	—	(17)	—
Tax exempt gain on disposal of available-for-sale investments(ii)	—	(2)	(32)
Over provision in respect of prior years(i)	(25)	(105)	(19)
Taxation	283	264	295

(i)	This includes the tax effect of agreeing a number of historic issues with HMRC resulting in a credit to the prior year tax liability.
(ii)	This is the tax effect of the gain on disposal of the available-for-sale investments relating to the Group’s investment in Shine for the year ended 30 June 2011 and ITV for the year ended 30 June 2010, see note 6.

10. Discontinued operations

On 1 September 2010, the Group completed the sale of its business-to-business telecommunications operation, Easynet Global Services (“Easynet”), to Lloyds Development Capital (“LDC”) for £100 million. Subsequent to this an agreed working capital adjustment reduced total net consideration to £94 million.

The Group retains the UK network assets that it acquired as part of the original acquisition of Easynet Group in 2005. As part of the sale, the Group and LDC entered into a long-term supply agreement to grant Easynet continued access to the Group’s fibre network and Easynet continues to be a key supplier of data network and hosting services to the Group.

Easynet represented a separate major line of business for the Group. As a result its operations were treated as discontinued for the year ended 30 June 2011 and the year ended 30 June 2010. A single amount is shown on the face of the consolidated income statement comprising the post-tax result of discontinued operations and the post-tax profit recognised on the disposal of the discontinued operation.

A pre-tax profit of £62 million arose on the disposal of Easynet being the net proceeds of disposal less the carrying amount of Easynet’s net liabilities and attributable goodwill.

The results of discontinued operations, which were included in the consolidated income statement for the year ended 30 June 2011, were as follows:

	Unaudited 2011(1) £m	Unaudited 2010 £m
Revenue	32	203
Operating expense	(34)	(220)
Operating loss	(2)	(17)
Profit on disposal	62	—
Profit before tax	60	(17)
Attributable tax expense(ii)	(8)	(1)
Profit for the year from discontinued operations	52	(18)

(i)	Amounts include the results of discontinued operations up to the date of disposal (1 September 2010).
(ii)	Attributable tax expense comprises nil (2010: £1 million) in respect of operating activities and £8 million (2010: nil) arising as a result of the disposal.

10. Discontinued operations (continued)

The net liabilities of Easynet at the date of disposal were:

Unaudited 1 September 2010 £m
Non-current assets
Intangible assets	21
Property, plant and equipment	40
61

Current assets
Inventory	1
Trade and other receivables	47
Cash and cash equivalents	16
64

Total assets	125

Current liabilities
Trade and other payables	83
Provisions	1
84

Non-current liabilities
Trade and other payables	37
Deferred tax liability	5
42

Total liabilities	126

Net liabilities	(1)

Total consideration	94
Net liabilities disposed	1
Attributable goodwill	(30)
Foreign exchange recycled to the income statement on disposal	(4)
Other	1
Net profit on disposal	62

Consideration received in cash and cash equivalents	94
Less: cash and cash equivalents disposed of	(16)
Net cash inflow arising on disposal	78

During the year ended 30 June 2011, cash flows attributable to Easynet comprised a net operating cash outflow of £7 million (2010: inflow of £7 million) and a net cash inflow in respect of investing activities of £76 million (2010: outflow of £15 million).

11. Earnings per share

The weighted average number of shares for the year was:

	Audited 2012 Millions of shares	Unaudited 2011 Millions of shares	Unaudited 2010 Millions of shares
Ordinary shares	1,731	1,753	1,753
ESOP trust ordinary shares	(10)	(10)	(10)
Basic shares	1,721	1,743	1,743

Dilutive ordinary shares from share options	16	20	11
Diluted shares	1,737	1,763	1,754

The calculation of diluted earnings per share excludes less than 1 million share options (2011: 2 million; 2010: 11 million), which could potentially dilute earnings per share in the future, but which have been excluded from the calculation of diluted earnings per share as they are anti-dilutive in the year.

Basic and diluted earnings per share are calculated by dividing the profit or loss for the year into the weighted average number of shares for the year.

	Audited 2012 pence		Unaudited 2011 pence		Unaudited 2010 pence
Earnings (loss) per share from profit (loss) for the year
Basic
Continuing operations	52.6	p	43.5	p	51.4	p
Discontinued operations	—		3.0	p	(1.0	)p
Total	52.6	p	46.5	p	50.4	p
Diluted
Continuing operations	52.2	p	43.0	p	51.1	p
Discontinued operations	—		2.9	p	(1.0	)p
Total	52.2	p	45.9	p	50.1	p

12. Dividends

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Dividends declared and paid during the year
2009 Final dividend paid: 10.10p per ordinary share	—	—	176
2010 Interim dividend paid: 7.875p per ordinary share	—	—	138
2010 Final dividend paid: 11.525p per ordinary share	—	201	—
2011 Interim dividend paid: 8.74p per ordinary share	—	152	—
2011 Final dividend paid: 14.54p per ordinary share	253	—	—
2012 Interim dividend paid: 9.20p per ordinary share	157	—	—
	410	353	314

The 2012 final dividend proposed is 16.20 pence per ordinary share being £269 million. The dividend was not declared at the balance sheet date and is therefore not recognised as a liability as at 30 June 2012.

Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of the companies’ articles of association and the Companies Act 2006. The ESOP has waived its rights to dividends.

13. Goodwill

£m
Carrying value
At 1 July 2010 – Unaudited	852
Purchase of Living TV Group (“Living TV”)	79
Purchase of The Cloud Networks Limited (“The Cloud”)	38
Other purchases	5
Disposal of Easynet Enterprise	(30)
At 30 June 2011 – Unaudited	944

Purchase of Acetrax AG (“Acetrax”)	12
At 30 June 2012 – Audited	956

Goodwill has principally arisen from the Group’s purchases of the Sports Internet Group (“SIG”), British Interactive Broadcasting (“BiB”), Easynet’s UK broadband network assets and residential business, 365 Media, Amstrad, Living TV and The Cloud. Impairment reviews were performed on these goodwill balances at 30 June 2012, which did not indicate impairment.

During the year, the Group completed the acquisition of Acetrax for consideration of £15 million. This resulted in additional goodwill of £12 million.

Goodwill, allocated by cash generating unit, is analysed as follows:

	Audited 2012 £m	Unaudited 2011 £m
Broadcast(i)	807	795
Betting and gaming(ii)	149	149
	956	944

The Broadcast unit includes intangibles with indefinite lives of £25 million (2011: £25 million).

Recoverable amounts for the cash generating units were calculated on the basis of value in use or fair value less costs to sell as appropriate, using cash flows calculated for the next five years as forecast by management. A long-term growth rate of 3% was applied in order to extrapolate cash flow projections beyond this period. The cash flows were discounted using a pre-tax discount rate of 8% (2011: 9%).

In determining the applicable discount rate, management applied judgment in respect of several factors, which included, inter alia: assessing the risk attached to future cash flows and making reference to the capital asset pricing model (the “CAPM”). Management gave consideration to the selection of appropriate inputs to the CAPM, which included the risk free rate, the equity risk premium and a measure of systematic risk. Management also considers capital structure and an appropriate cost of debt in arriving at the discount rate.

i) Broadcast

The Broadcast unit includes goodwill arising from the purchase of Easynet’s UK broadband network assets, Easynet’s UK residential business, 365 Media’s content business, BiB, Amstrad, Living TV and The Cloud. The key assumptions, on which forecast five year cash flows of the Broadcast unit were based, include the number of gross customer additions, the rate of churn, the average revenue per user, levels of programming spend, acquisition costs per customer and anticipated changes in the product mix and marketing mix of the broadcast business. The values assigned to each of these assumptions were determined based on the extrapolation of historical trends within the Group, and external information on expected future trends in the UK and Ireland entertainment and communications industry.

ii) Betting and gaming

The Betting and gaming unit includes goodwill arising from the purchase of SIG and 365 Media’s betting businesses. The key assumptions, on which forecast five year cash flows were based, include the number of weekly unique users, the number of bets placed per user per week, the average stake per user per week and the average spend per active user per week. The values assigned to each of these assumptions were determined based on an extrapolation of historical trends within the unit, and external information on expected future trends in betting and gaming.

14. Intangible assets

	Internally generated intangible assets £m	Software development (external) £m	Software licences £m	Other intangible assets £m	Internally generated intangible assets not yet available for use £m	Acquired intangible assets not yet available for use £m	Total £m
Cost
At 1 July 2010 – Unaudited	174	305	120	113	32	99	843
Additions from business combinations	—	—	2	90	—	—	92
Additions	49	22	3	60	14	67	215
Disposals	(23)	(51)	(22)	(1)	—	—	(97)
Disposals of discontinued operations	(5)	(2)	(17)	(19)	—	—	(43)
Transfers	19	73	2	—	(20)	(74)	—
At 30 June 2011 – Unaudited	214	347	88	243	26	92	1,010

Additions from business combinations	—	3	—	1	—	—	4
Additions	45	22	11	57	56	31	222
Disposals	(35)	(44)	(20)	(17)	—	—	(116)
Transfers	28	19	1	—	(28)	(20)	—
At 30 June 2012 – Audited	252	347	80	284	54	103	1,120

Amortisation
At 1 July 2010 – Unaudited	92	255	81	79	—	—	507
Amortisation	35	53	16	53	—	—	157
Impairments	2	1	—	—	—	—	3
Disposals	(23)	(51)	(22)	(1)	—	—	(97)
Disposals of discontinued operations	(3)	(2)	(11)	(6)	—	—	(22)
At 30 June 2011 – Unaudited	103	256	64	125	—	—	548

Amortisation	54	37	15	59	—	—	165
Disposals	(35)	(44)	(20)	(17)	—	—	(116)
At 30 June 2012 – Audited	122	249	59	167	—	—	597

Carrying amounts
At 1 July 2010 – Unaudited	82	50	39	34	32	99	336
At 30 June 2011 – Unaudited	111	91	24	118	26	92	462
At 30 June 2012 – Audited	130	98	21	117	54	103	523

The Group’s internally generated intangible assets relate to software development associated with our customer management systems and set-top boxes. The Group’s other intangible assets mainly include copyright licences, customer lists and relationships, connection fees and patents and brands acquired in business combinations.

The estimated future amortisation charge on intangible assets with finite lives for each of the next five years is set out below. It is likely that future amortisation will vary from the figures below as the estimate does not include the impact of any future investments, disposals or capital expenditure.

	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m
Estimated amortisation charge	176	122	89	21	20

For intangible assets acquired in business combinations in the year, the average amortisation period is 9 years (2011: 20 years).

Other intangible assets include certain assets with indefinite useful lives. The carrying value of these assets is £25 million (2011: £25 million).

15. Property, plant and equipment

	Freehold land and buildings(i)(ii) £m	Leasehold improvements £m	Equipment, furniture and fixtures £m	Assets not yet available for use £m	Total £m
Cost
At 1 July 2010 – Unaudited	186	73	1,040	221	1,520
Additions from business combinations	—	—	3	—	3
Additions	2	2	167	39	210
Disposals	(1)	(2)	(18)	—	(21)
Disposals of discontinued operations	—	(14)	(136)	(2)	(152)
Transfers	145	—	83	(228)	—
At 30 June 2011 – Unaudited	332	59	1,139	30	1,560

Foreign exchange movements	—	—	(1)	—	(1)
Additions	—	1	192	38	231
Disposals	—	(1)	(160)	—	(161)
Transfers	1	—	40	(41)	—
At 30 June 2012 – Audited	333	59	1,210	27	1,629

Depreciation
At 1 July 2010 – Unaudited	26	27	568	—	621
Depreciation	6	1	167	—	174
Impairments	—	—	2	—	2
Disposals	(1)	(2)	(18)	—	(21)
Disposals of discontinued operations	—	(4)	(108)	—	(112)
At 30 June 2011 – Unaudited	31	22	611	—	664

Foreign exchange movements	—	—	(1)	—	(1)
Depreciation	10	6	163	—	179
Disposals	(1)	(1)	(159)	—	(161)
At 30 June 2012 – Audited	40	27	614	—	681

Carrying amounts
At 1 July 2010 – Unaudited	160	46	472	221	899
At 30 June 2011 – Unaudited	301	37	528	30	896
At 30 June 2012 – Audited	293	32	596	27	948

(i)	The amounts shown include assets held under finance leases with a net book value of £5 million (2011: £6 million). The cost of these assets was £11 million (2011: £11 million) and the accumulated depreciation was £6 million (2011: £5 million). Depreciation charged during the year on such assets was £1 million (2011: £1 million; 2010: £1 million).
(ii)	Depreciation was not charged on £88 million of land (2011: £88 million).

16. Investments in joint ventures and associates

A list of the Group’s significant investments in joint ventures and associates, including the name, country of incorporation and proportion of ownership interest is given in note 33 to the consolidated financial statements.

The movement in joint ventures and associates during the year was as follows:

	Audited 2012 £m	Unaudited 2011 £m
Share of net assets:
At 1 July	151	149
Movement in net assets
– Funding, net of repayments	6	4
– Dividends received(i)	(39)	(29)
– Share of profits(i)	39	34
– Disposal of joint venture(i)	(3)	—
– Exchange differences on translation of foreign joint ventures and associates	2	(7)
At 30 June	156	151

(i)	During the year, the Group disposed of its interest in Chelsea Digital Media Limited. Included in share of profits for the year is a profit on disposal of £7 million. Consideration received on the sale to date of £6 million is included within dividends received.

The Group’s share of any capital commitments and contingent liabilities of associates and joint ventures is shown in note 29.

a) Investments in joint ventures

Representing the Group’s share of each joint venture:

	Audited 2012 £m	Unaudited 2011 £m
Non-current assets	29	5
Current assets	75	63
Current liabilities	(32)	(32)
Non-current liabilities	(46)	(7)
Shareholders’ equity	26	29

Revenue	84	79
Expense	(69)	(59)
Taxation	(4)	(4)
Share of profit from joint ventures	11	16

b) Investments in associates

Representing a 100% share of each associate:

	Audited 2012 £m	Unaudited 2011 £m
Total assets	256	183
Total liabilities	(78)	(66)
Shareholders’ equity	178	117

Revenue(i)	296	257
Profit(i)	105	85

(i)	Revenue and profit numbers are provided for the full year ended 30 June 2012 and 30 June 2011.

17. Available-for-sale investments

	Audited 2012 £m	Unaudited 2011 £m
Investment in ITV at cost	946	946
Impairment of ITV investment	(807)	(807)
Realised gain on ITV investment	115	115
Part disposal of ITV investment	(196)	(196)
Unrealised gain on ITV investment	165	157
Fair value of ITV investment	223	215

Other investments at cost	5	—
	228	215

On 17 November 2006, the Group acquired 696 million shares in ITV, at a price of 135 pence per share, representing 17.9% of the issued capital of ITV, for a total consideration of £946 million including fees and taxes. The Group’s investment in ITV is carried at fair value.

The fair value is determined with reference to its equity share price at the balance sheet date. An impairment in the carrying value was first recorded at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value and has recognised a cumulative impairment loss of £807 million in fiscal 2008 and fiscal 2009. This impairment loss was determined with reference to ITV’s closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group’s third fiscal quarter in fiscal 2009. In line with IFRS, all subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve.

On 8 February 2010, the Group placed a shareholding of 10.4% in ITV in accordance with the final undertakings given by the Group to the Secretary of State for Business, Innovation and Skills relating to the Group’s investment in ITV. The placing by the Group of 404,362,095 ITV shares at 48.5 pence per share resulted in aggregate consideration of £196 million. A profit of £115 million was realised on disposal being the excess of the consideration above the impaired value of the shares. The Group continues to hold just under 7.5% of the shares in ITV.

The disposal was exempt from tax under the provisions of the Substantial Shareholding Exemption (SSE) and as such the SSE provisions would prevent any capital loss arising for tax purposes.

The Group holds certain unquoted equity investments that are carried at cost less impairment. The fair value of these investments is not considered to differ significantly from their carrying value.

18. Deferred tax

i) Recognised deferred tax assets (liabilities)

	Accelerated tax depreciation £m	Tax losses £m	Short-term temporary differences £m	Share- based payments temporary differences £m	Financial instruments temporary differences £m	Total £m
At 1 July 2010 – Unaudited	(8)	—	6	25	(30)	(7)
(Charge) credit to income	(3)	1	(2)	18	(5)	9
Credit to equity	—	—	—	19	24	43
Acquisition of subsidiaries	22	—	—	—	—	22
Disposal of subsidiary	3	—	2	—	—	5
Effect of change in tax rate
– Income	—	—	—	(2)	—	(2)
– Equity	—	—	—	(2)	1	(1)
At 30 June 2011 – Unaudited	14	1	6	58	(10)	69

Charge to income	(1)	—	—	(6)	(5)	(12)
Charge to equity	—	—	—	(23)	(18)	(41)
Acquisition of subsidiaries	(1)	—	—	—	—	(1)
Effect of change in tax rate
– Income	—	—	—	(2)	1	(1)
– Equity	—	—	—	(1)	2	1
At 30 June 2012 – Audited	12	1	6	26	(30)	15

Deferred tax assets have been recognised at 30 June 2012 and 30 June 2011 on the basis that, from management’s current forecast of the Group’s entities, it is probable that there will be suitable taxable profits against which these assets can be utilised. Tax losses are treated as unrecognised deferred tax assets if it is not considered probable that suitable future taxable profits will arise. During the year, any tax losses suffered by UK entities have been relieved against taxable profits in other UK entities in the Group.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the periods in which they reverse. The rate enacted or substantively enacted for the relevant periods of reversal is 24% as at 30 June 2012 (2011: 26%).

The Government has indicated that it intends to introduce further reductions in the main tax rate, with the rate falling by 1% each year down to 22% by 1 April 2014. These further reductions to the tax rate, below the 24% rate, have not been substantively enacted at the balance sheet date and are therefore not reflected in these consolidated financial statements.

The impact of the reduction to the main tax rate to 22% (2011: 25%) on the deferred tax attributes of the Group would be a reduction in the deferred tax asset by £1 million (2011: £2 million).

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	Audited 2012 £m	Unaudited 2011 £m
Deferred tax assets	46	79
Deferred tax liabilities	(31)	(10)
	15	69

ii) Unrecognised deferred tax assets

	Audited 2012 £m	Unaudited 2011 £m
Tax losses arising from trading	252	300
Tax losses arising from capital disposals and provisions against investments	341	366
	593	666

Deferred tax assets have not been recognised in respect of the items above because it is not probable that future taxable profits will be available against which the Group can utilise the losses.

At 30 June 2012, a deferred tax asset of £14 million (2011: £40 million) principally arising from UK losses in the Group, has not been recognised. These losses can only be offset against taxable profits generated in the entities concerned. There is currently insufficient evidence to support the recognition of a deferred tax asset relating to these losses. The UK trading losses can be carried forward indefinitely.

At 30 June 2012, a deferred tax asset of £238 million (2011: £260 million) has not been recognised in respect of overseas trading losses on the basis that it is not probable that these temporary differences will be utilised. These losses include £235 million (2011: £258 million) with respect to the Group’s German holding company’s former investment in KirchPayTV and £3 million (2011: £2 million) with respect to The Cloud and Acetrax subsidiaries. The Cloud and KirchPayTV overseas trading losses can be carried forward indefinitely. The Acetrax losses will expire over the course of the next seven years.

At 30 June 2012, a deferred tax asset of £329 million (2011: £354 million) has not been recognised in respect of potential capital losses related to the Group’s former investment in KirchPayTV, on the basis that utilisation of these temporary differences is not probable. At 30 June 2012, the Group also has capital losses with a tax value estimated to be in excess of £12 million (2011: £12 million) including impairment of a football club and other investments, which have not been recognised as a deferred tax asset, on the basis that it is not probable that they will be utilised. The capital losses can be carried forward indefinitely.

19. Inventories

	Audited 2012 £m	Unaudited 2011 £m
Television programme rights	379	265
Set-top boxes and related equipment	69	98
Other inventories	8	12
	456	375

At 30 June 2012, 81% (2011: 85%) of the television programme rights and 100% (2011: 100%) of set-top boxes and related equipment and other inventories is expected to be recognised in the income statement within 12 months.

20. Trade and other receivables

	Audited 2012 £m	Unaudited 2011 £m
Gross trade receivables	170	274
Less: provision for impairment of receivables	(89)	(195)
Net trade receivables	81	79

Amounts receivable from joint ventures and associates	8	7
Amounts receivable from other related parties	12	10
Prepayments	294	239
Accrued income	155	152
VAT	1	17
Other	70	88
Current trade and other receivables	621	592

Non-current prepayments	7	13
Non-current other receivables	10	—
Non-current trade and other receivables	17	13

Total trade and other receivables	638	605

Included within current trade and other receivables is nil (2011: nil) which is due in more than one year.

The ageing of the Group’s net trade receivables which are past due but not impaired is as follows:

	Audited 2012 £m	Unaudited 2011 £m
Up to 30 days past due date	49	62
30 to 60 days past due date	1	1
60 to 120 days past due date	2	2
More than 120 days past due date	—	2
	52	67

The Directors consider that the carrying amount of trade and other receivables approximates their fair values. The Group is exposed to credit risk on its trade and other receivables, however the Group does not have any significant concentrations of credit risk, with exposure spread over a large number of counterparties and customers. Trade receivables principally comprise amounts outstanding from subscribers, advertisers and other customers.

Provisions for doubtful debts

	Audited 2012 £m	Unaudited 2011 £m
Balance at beginning of year	195	153
Amounts utilised	(137)	—
Income statement charge	31	42
Balance at end of year	89	195

21. Trade and other payables

	Audited 2012 £m	Unaudited 2011 £m
Trade payables(i)	629	429
Amounts owed to joint ventures and associates	10	5
Amounts owed to other related parties	90	69
VAT	140	145
Accruals	620	654
Deferred income	291	286
Other	75	87
Current trade and other payables	1,855	1,675

Trade payables	9	12
Amounts owed to other related parties	8	5
Deferred income	6	7
Other	4	2
Non-current trade and other payables	27	26

Total trade and other payables	1,882	1,701

(i)	Included within trade payables are £226 million (2011: £182 million) of US dollar-denominated payables.

The Directors consider that the carrying amount of trade and other payables approximates their fair values. Trade payables principally comprise amounts outstanding for programming purchases and ongoing costs.

22. Provisions

	Unaudited At 1 July 2010 £m	Provided during the year £m	Utilised during the year £m	Unaudited At 1 July 2011 £m	Provided during the year £m	Utilised during the year £m	Audited At 30 June 2012 £m
Current liabilities
Restructuring provision	7	—	(7)	—	6	—	6
Acquired and acquisition related provisions(i)	15	4	(8)	11	4	—	15
Other provisions(ii)	5	5	—	10	18	(6)	22
	27	9	(15)	21	28	(6)	43

Non-current liabilities
Other provisions(iii)	11	1	(3)	9	7	(4)	12

(i)	These provisions arose on the acquisition of Amstrad which took place during the year ended 30 June 2008. The amounts remaining at 30 June 2012 primarily relate to the settlement of outstanding claims.
(ii)	Included in other provisions are amounts provided for onerous contracts for property leases, maintenance and legal disputes. The timing of the cash flows for onerous property leases and maintenance are dependent on the terms of the remaining leases. The timing of the cash flows for legal disputes cannot be reasonably determined.
(iii)	Included within non-current other provisions are amounts provided for onerous contracts for property leases and maintenance. The timing of the cash flows are dependent on the terms of the leases, but are expected to continue up to June 2021.

23. Borrowings

	Audited 2012 £m	Unaudited 2011 £m
Current borrowings
Obligations under finance leases(ii)	8	8

Non-current borrowings
US$750 million of 5.625% Guaranteed Notes repayable in October 2015(i)	500	490
£400 million of 5.750% Guaranteed Notes repayable in October 2017(i)	407	406
US$750 million of 6.100% Guaranteed Notes repayable in February 2018(i)	495	476
US$582.8 million of 9.500% Guaranteed Notes repayable in November 2018(i)	420	383
£300 million of 6.000% Guaranteed Notes repayable in May 2027(i)	296	295
US$350 million of 6.500% Guaranteed Notes repayable in October 2035(i)	220	214
Obligations under finance leases(ii)	60	61
	2,398	2,325

(i) Guaranteed Notes

At 30 June 2012 (audited), the Group had in issue the following Guaranteed Notes, which were issued by the Company:

	Hedged Value* £m	Interest Rate Hedging		Hedged Interest Rates
		Fixed £m	Floating £m	Fixed	Floating
US$750 million of 6.100% Guaranteed Notes repayable in February 2018	387	290	97	6.829%	6m LIBOR + 1.892%
US$582.8 million of 9.500% Guaranteed Notes repayable in November 2018(a)	389	260	129	7.091%	6m LIBOR + 5.542%
£300 million of 6.000% Guaranteed Notes repayable in May 2027	300	300	—	6.000%	N/A
	1,076	850	226

(a)	On 1 June 2012, the Group entered into forward starting interest rate swaps to fix the interest rates on £260 million of the November 2018 notes from 15 May 2013 to 15 November 2018. The £260 million, referred to as fixed in the table above, has one further rate reset in November 2012 before this fixed rate becomes effective.

At 30 June 2012 (audited), the Group had in issue the following Guaranteed Notes, which were issued by BSkyB Finance UK plc:

	Hedged Value* £m	Interest Rate Hedging		Hedged Interest Rates
		Fixed £m	Floating £m	Fixed	Floating
US$750 million of 5.625% Guaranteed Notes repayable in October 2015	428	171	257	5.427%	6m LIBOR + 0.698%
£400 million of 5.750% Guaranteed Notes repayable in October 2017	400	350	50	5.750%	6m LIBOR - 0.229%
US$350 million of 6.500% Guaranteed Notes repayable in October 2035	200	200	—	5.826%	N/A
	1,028	721	307

23. Borrowings (continued)

At 30 June 2011 (unaudited), the Group had in issue the following Guaranteed Notes, which were issued by the Company:

	Hedged Value* £m	Interest Rate Hedging		Hedged Interest Rates
		Fixed £m	Floating £m	Fixed	Floating
US$750 million of 6.100% Guaranteed Notes repayable in February 2018	387	290	97	6.829%	6m LIBOR + 1.892%
US$582.8 million of 9.500% Guaranteed Notes repayable in November 2018	389	—	389	N/A	6m LIBOR + 5.542%
£300 million of 6.000% Guaranteed Notes repayable in May 2027	300	300	—	6.000%	N/A
	1,076	590	486

At 30 June 2011 (unaudited), the Group had in issue the following Guaranteed Notes, which were issued by BSkyB Finance UK plc:

	Hedged Value* £m	Interest Rate Hedging		Hedged Interest Rates
		Fixed £m	Floating £m	Fixed	Floating
US$750 million of 5.625% Guaranteed Notes repayable in October 2015	428	171	257	5.427%	6m LIBOR + 0.698%
£400 million of 5.750% Guaranteed Notes repayable in October 2017	400	350	50	5.750%	6m LIBOR - 0.229%
US$350 million of 6.500% Guaranteed Notes repayable in October 2035	200	200	—	5.826%	N/A
	1,028	721	307

*	Note: Hedged value is the final redemption value including any hedging.

The Group has a Euro Medium Term Note Programme (the “Programme”), which provides the Group with a standardised documentation platform for senior debt issuance in the Eurobond markets. The £300 million of 6.000% Guaranteed Notes maturing in May 2027 have been issued under the Programme, which allows issuance of up to £1 billion.

(ii) Finance leases

The minimum lease payments under finance leases fall due as follows:

	Audited 2012 £m	Unaudited 2011 £m
Within one year	8	8
Between one and two years	8	8
Between two and three years	8	8
Between three and four years	8	8
Between four and five years	8	8
After five years	153	161
	193	201

Future finance charges on finance lease liabilities	(125)	(132)
Present value of finance lease liabilities	68	69

23. Borrowings (continued)

The main obligations under finance leases are in relation to:

(a)	finance arrangements in connection with the broadband network infrastructure. During the year, repayments of £7 million (2011: £7 million) were made against the lease. A proportion of these payments have been allocated against the capital outstanding. The lease bears interest at a rate of 11.1% and expires in November 2039.

(b)	finance arrangements in connection with the contact centre in Dunfermline. During the year, repayments of £1 million (2011: £1 million) were made against the lease. A proportion of these payments have been allocated against the capital amount outstanding. The lease bears interest at a rate of 8.5% and expires in September 2020.

(iii) Revolving Credit Facility

The Group has a £743 million RCF with a maturity date of 31 October 2016, syndicated across 10 counterparty banks, each with a minimum credit rating of “Baa1” or equivalent from Standard & Poor’s. At 30 June 2012, the RCF was undrawn (2011: undrawn).

The Group is subject to two financial covenants under the RCF, a maximum leverage ratio and a minimum interest cover ratio, which are tested at the end of each six monthly period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreements) and EBITDA to Net Interest Payable (as defined in the loan agreements). Net Debt to EBITDA must be no more than 3.00:1 and EBITDA to Net Interest Payable must be at least 3.50:1. The Group was in compliance with these covenants for all periods presented.

(iv) Guarantees

The following guarantees are in place relating to the Group’s borrowings: (a) British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Finance UK plc and Sky In-Home Service Limited have given joint and several guarantees in relation to the Company’s £743 million RCF and the outstanding Guaranteed Notes issued by the Company (b) the Company, British Sky Broadcasting Limited, Sky Subscribers Services Limited and Sky In-Home Service Limited have given joint and several guarantees in relation to the outstanding Guaranteed Notes issued by BSkyB Finance UK plc.

24. Derivatives and other financial instruments

Set out below are the derivative financial instruments entered into by the Group to manage its interest rate and foreign exchange risks.

	2012 (Audited)				2011 (Unaudited)
	Asset		Liability		Asset		Liability
	Fair value £m	Notional £m	Fair value £m	Notional £m	Fair value £m	Notional £m	Fair value £m	Notional £m
Fair value hedges
Interest rate swaps	141	833	—	—	95	812	—	—

Cash flow hedges
Cross-currency swaps	186	661	—	—	133	661	—	—
Forward foreign exchange contracts	28	880	(3)	223	8	442	(28)	783
Currency options (collars)	2	13	—	13	4	28	—	28

Derivatives not in a formal hedge relationship
Forward foreign exchange contracts	—	25	(1)	127	2	67	—	9
Cross-currency swaps	57	353	(28)	390	44	353	(40)	390
Interest rate swaps	—	140	—	120	—	—	—	—

Total	414	2,905	(32)	873	286	2,363	(68)	1,210

The maturity of the derivative financial instruments is as follows:

	2012 (Audited)		2011 (Unaudited)
	Asset £m	Liability £m	Asset £m	Liability £m
In one year or less	23	(2)	9	(20)
Between one and two years	6	(1)	4	(6)
Between two and five years	101	(1)	87	(2)
In more than five years	284	(28)	186	(40)

Total	414	(32)	286	(68)

Included within the fair value of forward foreign exchange contracts are a number of US dollar-denominated forward foreign exchange contracts which the Group has taken out with counterparty banks on behalf of its joint venture AETN UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite forward contracts with AETN UK. As a result, the net fair value of these contracts to the Group was nil (2011: nil). The gross sterling notional value of these forward contracts at 30 June 2012 was £2 million (2011: £2 million).

The fair value of the Group’s debt-related derivative portfolio at 30 June 2012 was a £356 million net asset (2011: net asset of £232 million) with net notional principal amounts totalling £1,454 million (2011: £1,454 million). This comprised: net assets of £186 million designated as cash flow hedges (2011: net assets of £133 million), net assets of £141 million designated as fair value hedges (2011: net assets of £95 million) and net assets of £29 million not designated in a formal hedge relationship (2011: net assets of £4 million).

At 30 June 2012, the carrying value of financial assets that were, upon initial recognition, designated as financial assets at fair value through profit or loss was nil (2011: nil).

Hedge accounting classification and impact

The Group has designated its interest rate swaps as fair value hedges of interest rate risk, representing 37% (2011: 37%) of the Group’s debt portfolio. Movements in the fair value of the hedged items are taken to the income statement and are offset by movements in the fair value of the hedging instruments, to the extent that hedge accounting is achieved.

The Group has designated its fixed rate cross-currency swaps as cash flow hedges of 34% (2011: 34%) of the Group’s debt portfolio. As such, the effective portion of the gain or loss on these contracts is reported as a separate component of the hedging reserve, and is then reclassified to the income statement in the same periods that the forecast transactions affect the income statement. During the current year, gains of £22 million were removed from the hedging reserve and credited to finance costs in the income statement to offset the currency translation movements in the underlying hedged debt (2011: losses of £54 million).

The Group designates its forward foreign exchange contracts and the intrinsic element of options (collars) as cash flow hedges of forecast foreign currency sales and purchases. Gains or losses are released from the hedging reserve and recycled to the income statement in the same period as the hedged item is recognised. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction would be recognised directly in the income statement. During the current year, gains of £3 million were removed from the hedging reserve and credited to operating expense in the income statement (2011: gains of £2 million). Gains of £5 million were removed from the hedging reserve and credited to revenue in the income statement (2011: gains of £11 million).

Hedge effectiveness testing is performed quarterly using the dollar-offset approach. The actual movement in the hedging items is compared with the movement in the valuation of the hypothetically perfect hedge of the underlying risk at inception, and any ineffectiveness is recognised directly in the income statement. Ineffectiveness of £1 million was recognised in the income statement during the current year (2011: £3 million).

A hedge relationship is deemed to be effective if the ratio of changes in valuation of the underlying hedged item and the hedging instrument is within the range of 80% to 125%. Any relationship which has a ratio outside this range is deemed to be ineffective, at which point hedge accounting is suspended. During the year ended 30 June 2012, there were no instances in which the hedge relationship was not highly effective (2011: no instances).

Financial instruments

(a) Carrying value and fair value

The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their fair values, is as follows:

	Held to Maturity investments £m	Available- for-sale £m	Derivatives deemed held for trading £m	Derivatives in hedging relationships £m	Loans and receivables £m	Other liabilities £m	Total carrying value £m	Total fair value £m
At 30 June 2012 – Audited
Quoted bond debt	—	–—	—	—	—	(2,338)	(2,338)	(2,674)
Derivative financial instruments	—	—	28	354	—	—	382	382
Trade and other payables	—	—	—	—	—	(1,378)	(1,378)	(1,378)
Provisions	—	—	—	—	—	(12)	(12)	(12)
Obligations under finance leases and other borrowings	—	—	—	—	—	(68)	(68)	(68)
Available-for-sale investments	—	228	—	—	—	—	228	228
Trade and other receivables	—	—	—	—	278	—	278	278
Short-term deposits	710	—	—	—	—	—	710	710
Cash and cash equivalents	—	—	—	—	464	—	464	464

At 30 June 2011 – Unaudited
Quoted bond debt	—	—	—	—	—	(2,264)	(2,264)	(2,500)
Derivative financial instruments	—	—	6	212	—	—	218	218
Trade and other payables	—	—	—	—	—	(1,189)	(1,189)	(1,189)
Provisions	—	—	—	—	—	(15)	(15)	(15)
Obligations under finance leases and other borrowings	—	—	—	—	—	(69)	(69)	(69)
Available-for-sale investments	—	215	—	—	—	—	215	215
Trade and other receivables	—	—	—	—	332	—	332	332
Short-term deposits	430	—	—	—	—	—	430	430
Cash and cash equivalents	150	—	—	—	771	—	921	921

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair value of financial assets and financial liabilities with standard terms and conditions and which are traded on active liquid markets is determined with reference to quoted market prices;

•

The fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and dealer quotes for similar instruments;

•	Foreign currency forward contracts and options are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts;

•	Interest rate and cross-currency swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates; and

•

The fair value of obligations under finance leases and other borrowings is estimated by discounting the future cash flows to net present value. The fair value of short-term deposits and cash and cash equivalents is equivalent to carrying value due to the short-term nature of these instruments.

The differences between carrying values and fair values reflect unrealised gains or losses inherent in the financial instruments, based on valuations as at 30 June 2012 and 30 June 2011. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Cash and cash equivalents classified as held to maturity investments comprise money market deposits which have maturity dates of less than three months from inception. Money market deposits, enhanced return investments and tri-party repurchase agreements which have maturity greater than three months from inception are classified as short-term deposits.

Cash and cash equivalents classified as loans and receivables mainly comprise investments in AAA rated money market funds which can be withdrawn without notice.

(b) Fair value hierarchy

The following table categorises the Group’s financial instruments which are held at fair value into 1 of 3 levels to reflect the degree to which observable inputs are used in determining their fair values:

	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 30 June 2012 – Audited
Assets measured at fair value
Available-for-sale financial instruments
ITV investment	223	223	—	—
Other investments at cost	5	—	—	5
Financial assets at fair value through profit or loss
Interest rate swaps	141	—	141	—
Cross-currency swaps	243	—	243	—
Forward foreign exchange and option contracts	30	—	30	—
Total	642	223	414	5
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
Cross-currency swaps	(28)	—	(28)	—
Forward foreign exchange and option contracts	(4)	—	(4)	—
Total	(32)	—	(32)	—

At 30 June 2011 – Unaudited
Assets measured at fair value
Available-for-sale financial instruments
ITV investment	215	215	—	—
Financial assets at fair value through profit or loss
Interest rate swaps	95	—	95	—
Cross-currency swaps	177	—	177	—
Forward foreign exchange and option contracts	14	—	14	—
Total	501	215	286	—
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
Cross-currency swaps	(40)	—	(40)	—
Forward foreign exchange and option contracts	(28)	—	(28)	—
Total	(68)	—	(68)	—

Level 1

Fair values measured using quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2

Fair values measured using inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly.

Level 3

Fair values measured using inputs for the asset or liability that are not based on observable market data.

25. Financial risk management

Group Treasury activity

The Group’s Treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management and management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, which receive regular updates of Treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and no speculative trading is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review by the Group’s internal audit team.

The Group’s principal market risks are exposures to changes in interest rates and foreign exchange rates, which arise both from the Group’s sources of finance and its operations. Following evaluation of those market risks, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps to hedge interest rate risks, and cross-currency swaps, forward foreign exchange contracts and currency options (collars) to hedge transactional and translational currency exposures.

Interest rate risk

The Group has financial exposures to both UK and US interest rates, arising primarily from the Group’s long-term bonds and other borrowings. The Group’s hedging policy requires that between 50% and 75% of borrowings are held at fixed rates. This is achieved by issuing fixed rate bonds and then using interest rate swaps to adjust the balance between fixed and floating rate debt. The Group’s bank debt is at floating rates, and, when drawn, means that the mix of fixed and floating rate debt fluctuates and is therefore managed to ensure compliance with the Group’s hedging policy. At 30 June 2012, 75% of borrowings were held at fixed rates after hedging (2011: 62%).

The Group uses derivatives to convert all of its US dollar-denominated debt and associated interest rate obligations to pounds sterling (see section on foreign exchange risk for further detail). At 30 June 2012, the Group had no net US dollar denominated interest rate exposure on its borrowings.

The Group designates its interest rate swaps as fair value hedges of interest rate risk. Movements in the fair value of the hedged exposure are taken to the income statement and are offset by movements in the fair value of the hedging instruments, which are also taken to the income statement. Any hedge ineffectiveness is recognised directly in the income statement. In the year ended 30 June 2012, this amounted to £1 million (2011: £3 million; 2010: £2 million).

At 30 June 2012 and 30 June 2011, the Group’s annual finance costs would be unaffected by any change to the Group’s credit rating in either direction.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date is outstanding for the whole year.

For each one hundred basis point rise or fall in interest rates at 30 June 2012, and if all other variables were held constant:

•

The Group’s profit for the year ended 30 June 2012 would increase or decrease by £4 million (2011: profit for the year would increase or decrease by £6 million; 2010: profit for the year would increase or decrease by £3 million). The year on year decrease is driven by a decrease in the cash balance held.

•	Other equity reserves would decrease or increase by £14 million (2011: decrease or increase by £17 million), arising from movements in cash flow hedges.

A one hundred basis point rise or fall in interest rates represents a large but realistic movement which can easily be multiplied to give sensitivities at different interest rates.

The sensitivity analyses provided are hypothetical only and should be used with caution as the impacts provided are not necessarily indicative of the actual impacts that would be experienced because the Group’s actual exposure to market rates changes as the Group’s portfolio of debt, cash and foreign currency contracts changes. In addition, the effect of a change in a particular market variable on fair values or cash flows is calculated without considering interrelationships between the various market rates or mitigating actions that would be taken by the Group. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

Foreign exchange risk

A combination of cross-currency and interest rate swap arrangements is used to convert the Group’s US dollar denominated debt and associated interest rate obligations to pounds sterling, at fixed exchange rates. At 30 June 2012, the split of the Group’s aggregate borrowings into their core currencies was US dollar 67% and pounds sterling 33% (2011: US dollar 66% and pounds sterling 34%). At 30 June 2012, 100% of the Group’s long-term borrowings, after the impact of derivatives, are denominated in pounds sterling.

The Group’s revenues and operating expenses are substantially denominated in pounds sterling. A small proportion of operating expenses is denominated in US dollars, while a small proportion of revenues is denominated in Euros. In the current year, approximately 10% of operating expenses (£532 million) was denominated in US dollars (2011: approximately 11% (£595 million); 2010: approximately 11% (£537 million)) and 6% of revenues was denominated in Euros (2011: 6%; 2010: 8%).

The US dollar expense relates mainly to the Group’s programming contracts with US suppliers, together with US dollar-denominated set-top box costs. The Euro revenues are primarily due to subscribers located in Ireland. The Group’s exposure to Euro-denominated revenue is offset to a certain extent by Euro-denominated costs, related mainly to certain transponder costs; the net position being a Euro surplus (2011: surplus; 2010: surplus).

The Group has some exposure to the European financial crisis although the Group’s net euro cash flows are approximately 3% of total group revenues and the Group’s practice is to hold less than £10 million on deposit in euros. Whilst some of the Group’s syndicate banks are headquartered in Europe, the Group does not currently anticipate drawing the RCF. To mitigate remaining risks, counterparty credit and sovereign ratings are closely monitored, and no more than 10% of cash deposits are held with a single bank counterparty (with the exception of overnight deposits which are invested in a spread of AAA-rated liquidity funds).

The Group hedges currency exposures on US dollar and Euro-denominated highly probable cash flows by using forward foreign exchange contracts and options (collars) purchased up to five years ahead of the cash flow.

It is the Group’s policy that all anticipated foreign currency exposures are substantially hedged in advance of the year in which they occur.

At 30 June 2012, the Group had purchased forward foreign exchange contracts and collars representing up to:

•

Approximately 85% of US dollar-denominated costs falling due within one year (2011: 90%), and approximately 80% of US dollar-denominated costs falling due within five years (2011: approximately 80%) which are hedged via

•	Outstanding commitments to purchase, in aggregate, US$1,298 million (2011: US$1,456 million) at an average rate of US$1.58 to £1.00 (2011: US$1.59 to £1.00).

•	Collars relating to the purchase of a total of US$20 million (2011: US$45 million) in aggregate.

•	Approximately 75% of net Euro-denominated exposures relating to revenues and transponder costs falling due within 18 months (2011: approximately 80%), which are hedged via

•	Outstanding commitments to sell, in aggregate, €400 million (2011: €405 million) at an average rate of €1.18 (2011: €1.16).

•	Outstanding commitments to purchase, in aggregate, €88 million (2011: €22 million) at an average rate of €1.22 (2011: €1.13).

No forward foreign exchange contracts or collars fall due beyond five years (2011: none).

The Group designates the following as cash flow hedges for hedge accounting purposes:

•	Forward foreign exchange contracts.

•	The intrinsic value of collars (all other fair value movements are recognised directly in the income statement).

•	Cross-currency swaps where interest on both legs is at a fixed interest rate.

As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is then reclassified to the income statement in the same periods that the forecast transactions affect the income statement. Ineffectiveness of less than £1 million was recognised in the income statement during the year (2011: less than £1 million; 2010: less than £1 million).

During the year, the Group exchanged £3 million for US dollars (2011: £55 million; 2010: £19 million) and €12 million was exchanged for pounds sterling (2011: €7 million; 2010: €63 million) on currency spot markets.

A combination of US dollar denominated interest rate and USD/GBP cross-currency swaps is used to convert fixed dollar denominated debt to floating sterling denominated debt. The interest rate swaps are designated as fair value hedges. The associated cross-currency swaps are not designated as hedging instruments for hedge accounting purposes and, as such, movements in their value are recorded directly in the income statement.

Foreign exchange sensitivity

The following analyses details the Group’s sensitivity to movements in pounds sterling against those currencies in which it has significant transactions. The sensitivity analysis includes foreign currency denominated assets and liabilities at the balance sheet date and outstanding foreign currency denominated financial instruments and adjusts their translation at the period end for a 25% change in foreign currency rates, representing the maximum currency exposure reported to management on a regular basis.

A 25% strengthening in pounds sterling against the US dollar would have the effect of reducing profit by £27 million (2011: reducing profit by £29 million; 2010: reducing profit by £36 million), of which losses of

£26 million relate to non-cash movements in the valuation of derivatives (2011: losses of £29 million; 2010: losses of £35 million). The same strengthening would have an adverse impact on other equity of £185 million (2011: adverse impact of £185 million).

A 25% weakening in pounds sterling against the US dollar would have the effect of increasing profit by £45 million (2011: increasing profit by £48 million; 2010: increasing profit by £59 million) of which gains of £44 million relate to non-cash movements in the valuation of derivatives (2011: gains of £48 million; 2010: gains of £58 million). The same weakening would have a beneficial impact on other equity of £309 million (2011: beneficial impact of £309 million).

A 25% strengthening in pounds sterling against the Euro would have the effect of increasing profit by less than £1 million (2011: increasing profit by £1 million; 2010: increasing profit by £2 million). None of this amount relates to non-cash movements in the valuation of derivatives. The same strengthening would have a beneficial impact on other equity of £52 million (2011: beneficial impact of £70 million).

A 25% weakening in pounds sterling against the Euro would have the effect of reducing profit by less than £1 million (2011: reducing profit by £2 million; 2010: reducing profit by £4 million). None of this amount relates to non-cash movements in the valuation of derivatives. The same weakening would have an adverse impact on other equity of £86 million (2011: adverse impact of £117 million).

The sensitivity analyses provided are hypothetical only and should be used with caution as the impacts provided are not necessarily indicative of the actual impacts that would be experienced because the Group’s actual exposure to market rates is constantly changing as the Group’s portfolio of debt, cash and foreign currency contracts changes. In addition, the effect of a change in a particular market variable on fair values or cash flows is calculated without considering interrelationships between the various market rates or mitigating actions that would be taken by the Group. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

Hedge accounting

The interest rate and foreign exchange rate risk sections above outline the Group’s policies regarding use of derivative products. Further detail on valuations and the impact of hedge accounting during the year are provided in note 24.

Credit risk

The Group is exposed to counterparty default risk amounting to invested cash and cash equivalents and short-term deposits, and the positive fair value of derivative financial assets held.

This risk is deemed to be low. Counterparty risk forms a central part of the Group’s Treasury policy, which is monitored and reported on regularly. The Group manages credit risk by diversifying its exposures across a wide number of counterparties, such that the maximum exposure to any individual counterparty was less than 18% of the total asset value of instruments at the end of the year. Treasury policies ensure that all transactions are only effected with strong relationship banks and, at the date of signing, each carried a minimum credit rating of “Baa2” or equivalent from Standard & Poor’s.

The amount recognised in the income statement in respect of credit risk for derivatives deemed held for trading is nil (2011: nil, 2010: nil).

Credit risk in our residential customer base is mitigated by billing and collecting in advance for digital television subscriptions for over 99% of our residential customer base. The Group’s maximum exposure to credit risk on trade receivables is the carrying amounts as disclosed in note 20.

Liquidity risk

Our principal source of liquidity is cash generated from operations, combined with access to a £743 million RCF, which expires in October 2016, with the right to request an extension of either one or two further years. At 30 June 2012, this facility was undrawn (30 June 2011: undrawn).

To ensure continuity of funding, the Group’s policy is to ensure that available funding matures over a period of years. At 30 June 2012, 59% (2011: 59%) of the Group’s total available funding (including available undrawn amounts on our RCF) was due to mature in more than five years.

Full details of the Group’s borrowings and undrawn facilities are shown in note 23, other than trade and other payables, shown in note 21, and provisions, shown in note 22.

The following table analyses the Group’s non-derivative financial liabilities, net settled derivative financial instruments and gross settled financial instruments into relevant maturity groupings, based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. These amounts may not reconcile to the amounts disclosed on the balance sheet for borrowings, derivative financial instruments, provisions and trade and other payables.

	Less than 12 months £m	Between one and two years £m	Between two and five years £m	More than five years £m
At 30 June 2012 – Audited
Non derivative financial liabilities
Bonds – USD	107	107	760	1,433
Bonds – GBP	41	41	123	903
Obligations under finance leases and other borrowings	8	8	24	153
Trade and other payables	1,281	86	11	—
Provisions	9	4	1	1
Net settled derivatives
Financial assets	(32)	(32)	(81)	(28)
Gross settled derivatives
Outflow	894	391	759	1,255
Inflow	(917)	(397)	(813)	(1,408)

	Less than 12 months £m	Between one and two years £m	Between two and five years £m	More than five years £m
At 30 June 2011 – Unaudited
Non derivative financial liabilities
Bonds – USD	104	104	766	1,470
Bonds – GBP	41	41	123	933
Obligations under finance leases and other borrowings	8	8	24	161
Trade and other payables	1,111	72	6	—
Provisions	8	6	2	2
Net settled derivatives
Financial assets	(33)	(33)	(94)	(48)
Gross settled derivatives
Outflow	885	417	824	1,313
Inflow	(871)	(410)	(856)	(1,427)

Capital Risk Management

The Group’s objectives when managing capital are to endeavour to ensure that the Group has the ability to access capital markets when necessary and to optimise liquidity and operating flexibility through the arrangement of new debt, while seeking to minimise the cost of capital. The Group monitors its liquidity requirements regularly and is satisfied that it has access to sufficient liquidity and operating flexibility to meet its capital requirements.

The Group manages its short and long-term capital structure by seeking to maintain leverage ratios consistent with a long-term investment grade credit rating (BBB- or better from Standard & Poor’s and Baa3 or better from Moody’s). The Group’s current ratings are BBB+ (Standard & Poor’s) and Baa1 (Moody’s). The leverage ratios assessed by these rating agencies are those of Net Debt: EBITDA and Gross Debt: EBITDA. Net Debt is defined as total borrowings, including the cash flows arising under operating leases and transponder prepayments, less cash and cash equivalents, excluding derivatives. Gross Debt does not reduce total borrowings by the inclusion of cash and cash equivalents.

The Group is also required to maintain a Net Debt: EBITDA ratio below 3.00:1 under the terms of its RCF. The RCF definition of Net Debt does not require the inclusion of future operating lease or transponder cash flows.

At 30 June 2012, the Net Debt: EBITDA ratio as defined by the terms of the RCF was 0.6:1 (2011: 0.6:1).

26. Share capital

	Audited 2012 £m	Unaudited 2011 £m
Allotted, called-up and fully paid shares of 50p
1,674,454,881 (2011: 1,752,842,599)	837	876

	Audited 2012 Number of ordinary shares	Unaudited 2011 Number of ordinary shares
Allotted and fully paid during the year
Beginning of year	1,752,842,599	1,752,842,599
Shares repurchased and subsequently cancelled	(78,387,718)	—
End of year	1,674,454,881	1,752,842,599

The Company has one class of ordinary shares which carry equal voting rights and no contractual right to receive payment. Full details of the Company’s share buy-back programme are provided in note 27.

Share option and contingent share award schemes

The Company operates various equity-settled share option schemes (the “Schemes”) for certain employees.

The number of newly issued shares which may be allocated under the Schemes on any day shall not, when aggregated with the number of newly issued shares which have been allocated in the previous ten years under the Schemes and any other employee share scheme adopted by the Company, exceed such number as represents five percent of the ordinary share capital of the Company in issue immediately prior to that day. In determining this limit no account shall be taken of any newly issued shares where the right to acquire the newly issued shares was released, lapsed, cancelled or otherwise became incapable of exercise. Options and awards which will be satisfied by ESOP shares do not fall within these headroom limits.

The share awards outstanding can be summarised as follows:

	Audited 2012 Number of ordinary shares	Unaudited 2011 Number of ordinary shares
Executive Share Option Scheme options(i)	2,630,435	5,583,424
Sharesave Scheme options(ii)	7,238,348	6,554,165
All Employee awards(iii)	—	1,168,200
Management LTIP awards(iv)	15,018,148	22,326,138
LTIP awards(v)	6,462,723	8,610,930
Management Co-Investment LTIP awards(vi)	1,869,416	1,268,260
Co-Investment LTIP awards(vii)	1,953,013	1,286,906

	35,172,083	46,798,023

(i) Executive Share Option Scheme options

All Executive Share Option Scheme options outstanding at 30 June 2012 and 30 June 2011 have vested. No options have been granted under the scheme since 2004.

Grants under the Executive Share Option Scheme were made on an annual basis to selected employees, with the exercise price of options being equal to the Company’s share price on the date of grant. For those options with performance conditions, growth in EPS had to exceed growth in the Retail Prices Index plus 3% per annum in order for awards to vest. Options vested on an accelerated basis over a period of up to four years from the date of grant. The contractual life of all Executive Share Option Scheme options is ten years.

(ii) Sharesave Scheme options

All Sharesave Scheme options outstanding at 30 June 2012 and 30 June 2011 have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. Options granted under the Sharesave Scheme must be exercised within six months of the relevant award vesting date.

The Sharesave Scheme is open to all employees. Options are normally exercisable after either three or five years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the end of year results.

(iii) All Employee awards (20 Year Award Plan)

The All Employee awards had no performance criteria attached, other than the requirement that the employee remained in employment with the Group until the vesting date on 5 February 2012. The Company granted the All Employee award to all permanent employees on 5 February 2009. Awards under the scheme were granted in the form of a nil-priced option, and were satisfied using market-purchased shares.

(iv) Management LTIP awards

All Management LTIP awards outstanding at 30 June 2012 and 30 June 2011 vest only if performance conditions are met. Awards granted under the Management LTIP must be exercised within five years of the relevant award vesting date.

The Company grants awards to selected employees under the Management LTIP. Awards under this scheme mirror the LTIP, with the same performance conditions. Awards exercised under the Management LTIP can only be satisfied by the issue of market-purchased shares.

(v) LTIP awards

All LTIP awards outstanding at 30 June 2012 and 30 June 2011 vest only if performance conditions are met. Awards granted under the LTIP must be exercised within five years of the relevant award vesting date.

The Company operates the LTIP for Executive Directors and Senior Executives. Awards under the scheme are granted in the form of a nil-priced option, and are satisfied using market-purchased shares. The awards vest in full or in part dependent on the satisfaction of specified performance targets. For awards made in 2008 and 2009 (i.e. awards that vested in 2011), 30% of the award vested dependent on TSR performance over a three year performance period, relative to the constituents of the FTSE 100 at the time of grant, and the remaining 70% vested dependent on performance against operational targets. The TSR performance targets are not applicable to awards made since July 2010 but will be re-introduced for awards granted from July 2012 onwards.

(vi) Management Co-Investment LTIP awards

All Management Co-Investment LTIP awards outstanding at 30 June 2012 and 30 June 2011 vest only if performance conditions are met. Awards granted under the Management Co-Investment LTIP must be exercised within five years of the relevant award vesting date.

The Company grants awards to selected employees under the Management Co-Investment LTIP. Awards under this scheme mirror the Co-Investment LTIP, with the same performance conditions.

(vii) Co-Investment LTIP awards

All Co-Investment LTIP awards outstanding at 30 June 2012 and 30 June 2011 vest only if performance conditions are met. Awards granted under the Co-Investment LTIP must be exercised within five years of the relevant award vesting date.

The Company operates the Co-Investment LTIP award for Executive Directors and Senior Executives. Employees who participate in the plan are granted a conditional award of shares based on the amount they have invested in the Group. The investment will be matched up to a maximum of 1.5 shares for every share invested, subject to a three-year EPS performance condition.

For the purposes of the disclosure below, the Sharesave Scheme options and All Employee awards (“Sharesave Schemes”) and the Management LTIP, LTIP, Management Co-Investment LTIP and Co-Investment LTIP awards (“Senior Management Schemes”) have been aggregated.

The movement in share awards outstanding is summarised in the following table:

	Executive Scheme		Sharesave Schemes		Senior management Schemes		Total
	Number	Weighted average exercise price £	Number	Weighted average exercise price £	Number	Weighted average exercise price £	Number	Weighted average exercise price £
Outstanding at 1 July 2010 – Unaudited	13,803,846	7.44	7,558,846	3.46	20,645,003	0.00	42,007,695	3.07
Granted during the year	—	—	2,257,055	5.65	14,317,471	0.00	16,574,526	0.77
Exercised during the year	(4,287,534)	6.39	(1,094,690)	4.40	(315,398)	0.00	(5,697,622)	5.65
Forfeited during the year	(383,704)	7.35	(910,357)	4.11	(814,229)	0.00	(2,108,290)	3.12
Expired during the year	(3,549,184)	9.95	(88,489)	4.35	(340,613)	0.00	(3,978,286)	8.98
Outstanding at 30 June 2011 – Unaudited	5,583,424	6.65	7,722,365	3.88	33,492,234	0.00	46,798,023	1.43

Granted during the year	—	—	3,533,830	5.08	10,660,219	0.00	14,194,049	1.26
Exercised during the year	(639,882)	5.59	(2,995,574)	2.43	(17,066,707)	0.00	(20,702,163)	0.52
Forfeited during the year	(69,147)	5.86	(985,985)	4.70	(1,782,446)	0.00	(2,837,578)	1.78
Expired during the year	(2,243,960)	7.93	(36,288)	5.25	—	—	(2,280,248)	7.89
Outstanding at 30 June 2012 – Audited	2,630,435	5.84	7,238,348	4.94	25,303,300	0.00	35,172,083	1.45

The weighted average market price of the Group’s shares at the date of exercise for share options exercised during the year was £7.01 (2011: £7.85). For those exercised under the Executive Scheme it was £7.19 (2011: £7.99), for those exercised under the Sharesave Schemes it was £6.89 (2011: £7.54), and for those exercised under the Senior Management Schemes it was £7.03 (2011: £7.08).

The middle-market closing price of the Company’s shares at 29 June 2012 was £6.97 (1 July 2011: £8.49).

The following table summarises information about share awards outstanding at 30 June 2012 (audited):

	Executive Scheme		Sharesave Schemes		Senior management Schemes		Total
Range of exercise prices	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years
£0.00 – £1.00	—	—	—	—	25,303,300	6.0	25,303,300	6.0
£3.00 – £4.00	—	—	578,155	1.6	—	—	578,155	1.6
£4.00 – £5.00	—	—	1,597,612	1.6	—	—	1,597,612	1.6
£5.00 – £6.00	1,318,767	1.6	5,062,581	3.6	—	—	6,381,348	3.2
£6.00 – £7.00	1,310,170	1.1	—	—	—	—	1,310,170	1.1
£7.00 – £8.00	1,498	1.7	—	—	—	—	1,498	1.7
	2,630,435	1.4	7,238,348	3.0	25,303,300	6.0	35,172,083	5.0

The following table summarises information about share awards outstanding at 30 June 2011 (unaudited):

	Executive Scheme		Sharesave Schemes		Senior management Schemes		Total
Range of exercise prices	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years
£0.00 – £1.00	—	—	1,168,200	0.6	33,492,234	1.9	34,660,434	1.9
£3.00 – £4.00	—	—	2,348,795	1.5	—	—	2,348,795	1.5
£4.00 – £5.00	—	—	1,926,019	2.4	—	—	1,926,019	2.4
£5.00 – £6.00	1,802,435	2.5	2,279,351	3.8	—	—	4,081,786	3.2
£6.00 – £7.00	1,537,964	2.1	—	—	—	—	1,537,964	2.1
£7.00 – £8.00	2,243,025	0.3	—	—	—	—	2,243,025	0.3
	5,583,424	1.5	7,722,365	2.3	33,492,234	1.9	46,798,023	2.0

The range of exercise prices of the awards outstanding at 30 June 2012 was between nil and £7.16 (2011: nil and £7.94). For those awards outstanding under the Executive Scheme it was between £5.03 and £7.16 (2011: £5.03 and £7.94); for those outstanding under the Sharesave Schemes it was between £3.72 and £5.65 (2011: nil and £5.65) and for all awards outstanding under the Senior Management Schemes the exercise price was nil (2011: nil).

The following table summarises additional information about the awards exercisable at 30 June 2012 and 30 June 2011:

	2012 (Audited)			2011 (Unaudited)
	Options exercisable at 30 June	Average remaining contractual life of exercisable options	Weighted average exercise price	Options exercisable at 30 June	Average remaining contractual life of exercisable options	Weighted average exercise price
Executive Scheme	2,630,435	1.4	5.84	5,583,424	1.5	6.65
Sharesave Schemes	160,403	0.1	3.80	72,812	0.1	5.24
Senior Management Schemes	1,258,950	4.1	0.00	—	—	—
	4,049,788	2.2	3.95	5,656,236	1.5	6.64

Information for awards granted during the year

The weighted average fair value of equity-settled share options granted during the year, as estimated at the date of grant, was £5.39 (2011: £5.95; 2010: £4.19). This was calculated using the Black-Scholes share option pricing model except for grants of nil-priced options, which were treated as the award of a free share. The fair value of nil-priced options granted during the year was measured on the basis of the market-price of the Company’s shares on the date of grant, discounted for expected dividends which would not be received over the vesting period of the options.

Expected volatility was determined by calculating the historical volatility of the Company’s share price, over a period equal to the expected life of the options. Expected life was based on the contractual life of the awards and adjusted, based on management’s best estimate, for the effects of exercise restrictions and behavioural considerations.

(i) Sharesave Schemes

The weighted average fair value of equity-settled share awards granted during the year under the Sharesave Schemes, as estimated at the date of grant, was £1.87 (2011: £1.91; 2010: £1.65). This was calculated using the Black-Scholes share option pricing model.

The following weighted average assumptions were used in calculating these fair values:

	Audited	Unaudited	Unaudited
	2012	2011	2010
Share price	£6.88	£7.09	£5.73
Exercise price	£5.08	£5.65	£4.33
Expected volatility	28.6%	28.1%	28.3%
Expected life	4.5 years	4.6 years	4.1 years
Expected dividends	3.4%	2.7%	3.1%
Risk-free interest rate	1.0%	1.5%	2.3%

(ii) Senior Management Schemes

The weighted average fair value of equity-settled share awards granted during the year under the Senior Management Schemes, as estimated at the date of grant, was £6.56 (2011: £6.59; 2010: £4.80). The fair value of awards granted as nil-priced options were treated as the award of a free share. For all other awards, fair value was calculated using the Black-Scholes share option pricing model.

The following weighted average assumptions were used in calculating these fair values:

	Audited	Unaudited	Unaudited
	2012	2011	2010
Share price	£7.04	£7.11	£5.47
Exercise price	£0.00	£0.00	£0.00
Expected volatility	—	—	34.8%
Expected life	2.1 years	3.0 years	2.1 years
Expected dividends	3.3%	2.5%	3.2%
Risk-free interest rate	—	—	2.1%

27. Shareholders’ equity

	Audited 2012 £m	Unaudited 2011 £m
Share capital	837	876
Share premium	1,437	1,437
ESOP reserve	(112)	(107)
Hedging reserve	68	14
Available-for-sale reserve	165	157
Other reserves	399	358
Retained earnings	(1,850)	(1,700)
	944	1,035

Share premium and special reserve

On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million, as approved by the Company’s shareholders at the AGM held on 14 November 2003. This amount was equal to the Company-only profit and loss account reserve deficit at 30 June 2003. As part of the application, the Company’s balance sheet at 30 September 2003 was required to be presented. At that date, the deficit on the Company-only profit and loss account reserve had reduced by £14 million since 30 June 2003, to £1,106 million. As a condition of the reduction, the reduction in the share premium account of £1,120 million was permitted to be offset against the profit and loss account reserve by the amount of the deficit at 30 September 2003. The excess of £14 million was credited to a special reserve, which is included in other reserves, and, under the terms of the reduction, will remain undistributable until all the creditors of the Company and its guarantors (as at 10 December 2003) are paid.

Merger reserve

The merger reserve, which is included in other reserves, represents amounts deducted from equity of £222 million (2011: £222 million). The merger reserve was created as a result of the purchase by the Group of interests in two entities. SIG was purchased on 12 July 2000, where consideration was paid by the issue of equity shares in the Group. BiB was purchased between 28 June 2001 and 11 November 2002, where consideration was paid by the issue of equity shares in the Group.

The merger reserve was created in accordance with the merger relief provisions under section 131 of the Companies Act 1985 (as amended) and section 612 of the Companies Act 2006 relating to the accounting for business combinations involving the issue of shares at a premium. Merger relief provided relief from the requirement to create a share premium account in a parent company’s balance sheet. In preparing consolidated financial statements, the amount by which the fair value of the shares issued exceeded their nominal value was recorded within a merger reserve on consolidation, rather than in a share premium account. This merger reserve was retained upon transition to IFRS, as allowed under UK law.

Purchase of own equity shares for cancellation

On 29 November 2011, the Company’s shareholders approved a resolution (“the November 2011 resolution”) at the AGM for the Company to return £750 million of capital to shareholders via a share buy-back programme.

The Company has entered into an agreement with News Corporation under which, following any market purchases of shares by the Company, News Corporation will sell to the Company sufficient shares to maintain its percentage shareholding at the same level as applied prior to those market purchases. The price payable to News Corporation is the price payable by the Company in respect of the relevant market purchases. The effect of the agreement is to provide that there will be no change in News Corporation’s economic or voting interests in the Company as a result of the share buy-back programme.

During the year, the Company purchased, and subsequently cancelled, 78,387,718 ordinary shares at an average price of £6.92 per share, with a nominal value of £39 million, for a total consideration of £546 million. Consideration included stamp duty and commission of £3 million. This represents 4% of called-up share capital at the beginning of the period. Of these purchases, the Company purchased, and subsequently cancelled, 30,679,157 ordinary shares from News Corporation at an average price of £6.92 per share, with a nominal value of £15 million, for a consideration of £213 million. Consideration included stamp duty of £1 million.

The following table provides information about purchases of equity shares by the company, including purchases by the Group’s ESOP, during the fiscal year.

Period	Total number of shares purchased(i)	Average price paid per share £	Total capital returned as part of the November 2011 resolution £m(i)	Capital authorised to be returned under the November 2011 resolution £m
July	—	—	—	—
August	12,044,959	7.14	—	—
September	—	—	—	—
October	—	—	—	—
November	1,140,971	7.52	9	741
December	10,575,756	7.36	78	663
January	—	—	—	663
February	21,943,653	6.92	143	520
March	11,087,157	6.90	77	443
April	11,208,038	6.63	74	369
May	13,883,329	6.93	96	273
June	19,666,754	6.72	66	207
Total for the year ended 30 June 2012 – Audited	101,550,617	6.93	543	207

(i)	All share purchases are included in the month of settlement.

ESOP reserve

The cost of the Company’s ordinary shares held by the Group’s ESOP is treated as a deduction in arriving at total shareholders’ equity. The movement in the ESOP reserve was as follows:

	Number of ordinary shares	Average price paid per share	£m
At 1 July 2010 – Unaudited	8,515,344	£5.56	47
Share options exercised during the year	(5,697,622)	£5.37	(30)
Shares purchased by the ESOP during the year	11,014,887	£8.21	90
At 30 June 2011 – Unaudited	13,832,609	£7.75	107

Share options exercised during the year	(20,702,163)	£7.55	(156)
Shares purchased by the ESOP during the year	23,162,899	£6.93	161
At 30 June 2012 – Audited	16,293,345	£6.85	112

Hedging reserve

Changes in the fair values of derivatives that are designated as cash flow hedges are initially recognised in the hedging reserve, and subsequently recognised in the income statement when the related hedged items are recognised in the income statement. In addition, deferred taxation relating to these derivatives is also initially recognised in the hedging reserve prior to transfer to the income statement.

Available-for-sale reserve

Available-for-sale investments are carried at fair value where this can be reliably measured, with movements in the fair value recognised directly in the available-for-sale reserve. At 30 June 2012, the Group’s available-for-sale reserve was £165 million (2011: £157 million).

Other reserves

The Group’s other reserves include a capital redemption reserve, a merger reserve, a foreign currency translation reserve and a special reserve. The capital redemption reserve was £134 million as at 30 June 2012 (2011: £95 million). The merger reserve was £222 million as at 30 June 2012 (2011: £222 million). The special reserve was £14 million as at 30 June 2012 (2011: £14 million). The foreign currency translation reserve was £29 million as at 30 June 2012 (2011: £27 million).

28. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation from continuing operations to cash generated from continuing operations

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Profit before taxation	1,189	1,014	1,190
Depreciation and impairment of property, plant and equipment	179	173	154
Amortisation and impairment of intangible assets	165	159	184
Profit on disposal of available-for-sale investment	—	(9)	(115)
Share-based payment expense	66	69	35
Net finance costs	93	102	70
Share of results of joint ventures and associates	(39)	(34)	(32)
	1,653	1,474	1,486

(Increase) decrease in trade and other receivables	(32)	(59)	62
(Increase) decrease in inventories	(81)	6	43
Increase in trade and other payables	175	158	31
Increase (decrease) in provisions	25	(8)	7
Decrease in derivative financial instruments	(3)	(2)	(3)
Cash generated from continuing operations	1,737	1,569	1,626

29. Contracted commitments, contingencies and guarantees

a) Future minimum expenditure contracted for but not recognised in the financial statements

	Year ending 30 June 2013 £m	Year ending 30 June 2014 £m	Year ending 30 June 2015 £m	Year ending 30 June 2016 £m	Year ending 30 June 2017 £m	After 5 years £m	Total at 30 June 2012 £m	Total at 30 June 2011 £m
Television programme rights(i)	1,217	1,266	1,227	1,015	221	156	5,102	2,922
Set-top boxes and related equipment	182	—	—	—	—	—	182	282
Third party payments(ii)	69	44	41	38	18	—	210	73
Transponder capacity(iii)	87	77	78	74	70	297	683	838
Property, plant and equipment	27	—	—	—	—	—	27	47
Intangible assets(iv)	37	22	19	20	20	26	144	142
Smartcards(iv)	43	43	44	45	45	56	276	360
Other	181	71	40	13	9	23	337	227

	1,843	1,523	1,449	1,205	383	558	6,961	4,891

Foreign currency commitments are translated to pounds sterling at the rate prevailing on the balance sheet date.

(i)	At 30 June 2012, the Group had minimum television programming rights commitments of £5,102 million (2011: £2,922 million), of which £376 million (2011: £344 million) related to commitments payable in US dollars for periods of up to six years (2011: seven years).

Assuming that movie subscriber numbers remain unchanged from current levels, an additional £420 million (US$652 million) of commitments (2011: £455 million (US$735 million)) would also be payable in US dollars, relating to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £9 million (2011: £18 million) if subscriber numbers were to remain at current levels.

(ii)	The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to retail and commercial subscribers (“Sky Distributed Channels”) and are for periods of up to five years (2011: five years). The extent of the commitment is largely dependent upon the number of retail subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the retail subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels subject to inflationary increases, the additional commitment would be £463 million (2011: £525 million).
(iii)	Transponder capacity commitments are in respect of the Astra, Eutelsat and Telenor Satellite Broadcasting AS satellites that the Group uses for digital transmissions to both retail subscribers and cable operators. The commitments are for periods of up to thirteen years (2011: fourteen years).
(iv)	The Group has a contractual agreement with NDS, which was a related party at 30 June 2012, for the provision of smartcards. Smartcards under development are included within intangible assets. The amounts included above are the expected ongoing smartcard costs based on forecast customer levels.

b) Contingencies and guarantees

Certain subsidiaries of the Company have agreed to provide additional funding to several of their investments in limited and unlimited companies and partnerships, in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the subsidiaries of the Company to their investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £30 million (2011: £38 million).

The Group has guarantees in place relating to the Group’s borrowings, see note 23.

30. Operating lease commitments

The minimum lease rentals to be paid under non-cancellable operating leases at 30 June are as follows:

	Audited 2012 £m	Unaudited 2011 £m
Within one year	49	45
Between one and two years	39	33
Between two and three years	32	24
Between three and four years	27	17
Between four and five years	20	14
After five years	59	54
	226	187

The majority of operating leases relate to property. The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.

The minimum sub-lease rentals to be received under non-cancellable operating sub-leases at 30 June are as follows:

	Audited 2012 £m	Unaudited 2011 £m
Within one year	6	5
Between one and two years	3	5
Between two and three years	2	3
Between three and four years	2	2
Between four and five years	2	2
After five years	6	8
	21	25

Sub-lease rentals primarily relate to property leases.

31. Transactions with related parties and major shareholders

a) Entities with joint control or significant influence The Group conducts business transactions with companies that are part of the News Corporation group (“News Corporation”), a major shareholder:

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Supply of goods or services by the Group	79	49	32
Purchases of goods or services by the Group	(199)	(216)	(197)
Amounts owed by News Corporation to the Group	12	10	3
Amounts owed to News Corporation by the Group	(98)	(74)	(70)

At 30 June 2012 the Group had expenditure commitments of £462 million (2011: £567 million) with News Corporation companies of which £58 million (2011: £76 million) related to minimum television programming rights commitments and £404 million (2011: £491 million) related to expected ongoing smartcard costs.

Goods and services supplied to News Corporation

During the year, the Group supplied set-top boxes, programming, airtime, transmission, marketing, consultancy services, customer relationship management services and a licence to use the Sky brand to News Corporation.

Purchases of goods and services and certain other relationships with News Corporation

During the year, the Group purchased programming, digital equipment, smartcards and encryption services, set-top box technologies, advertising and IT services from News Corporation companies.

News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

On 13 July 2011, News Corporation announced that it no longer intended to make an offer for the entire issued and to be issued share capital of the Company not already owned by News Corporation. A break fee of £39 million was received during the year which exceeded all of the Group’s direct costs associated with the proposal.

Share buy-back programme

During the year, the Company purchased, and subsequently cancelled, 30,679,157 ordinary shares held by News Corporation as part of its share buy-back programme. For further details, see note 27.

b) Joint ventures and associates

Transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed below.

Transactions between the Company and its subsidiaries, joint ventures and associates are disclosed in the Company’s separate financial statements.

	Audited 2012 £m	Unaudited 2011 £m	Unaudited 2010 £m
Supply of services by the Group	24	23	13
Purchases of goods or services by the Group	(67)	(57)	(55)
Amounts owed by joint ventures and associates to the Group	15	23	26
Amounts owed to joint ventures and associates by the Group	(10)	(5)	(4)

Services supplied are primarily the provision of transponder capacity, marketing, airtime sales and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £7 million (2011: £16 million) relating to loan funding. These loans bear interest at rates of six month LIBOR plus 1.5% and one month and six month LIBOR plus 1%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the year was £16 million (2011: £17 million).

The Group took out a number of forward exchange contracts with counterparty banks during the year on behalf of the joint ventures AETN UK and Sky News Arabia FZ — LLC. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts.

Consequently, the Group was not exposed to any of the net gains or losses on these forward contracts. The face value of forward exchange contracts with AETN UK that had not matured as at 30 June 2012 was £2 million (2011: £2 million).

During the year, US$3 million (2011: US$4 million; 2010: US$3 million) was paid to the joint ventures upon maturity of forward exchange contracts and US$14 million (2011: less than US$1 million; 2010: US$2 million) was received from joint ventures upon maturity of forward exchange contracts.

During the year, £2 million (2011: £3 million; 2010: US$2 million) was received from the joint ventures upon maturity of forward exchange contracts, and £7 million (2011: less than £1 million; 2010: US$2 million) was paid to the joint ventures upon maturity of forward exchange contracts.

During the year, no euro amounts were received from the joint ventures upon maturity of forward exchange contracts (2011: €1 million; 2010: nil) and €2 million (2011: nil; 2010: nil) was paid to the joint ventures upon maturity of forward exchange contracts.

At 30 June 2012 the Group had minimum expenditure commitments of £1 million (2011: £3 million) with its joint ventures and associates.

c) Other transactions with related parties

A close family member of one Director of the Company runs Freud Entertainment Limited (“Freud”), which has provided external support to the press and publicity activities of the Group. During the year the Group incurred expenditure amounting to £1 million (2011: £2 million; 2010: £1 million) with Freud. At 30 June 2012 there was less than £1 million (2011: £1 million) due to Freud.

During the prior year, a close family member of one Director of the Company who served during the prior year had a controlling interest in Shine in which the Group also had an equity shareholding, until Shine was acquired by News Corporation on 5 April 2011 (see note 6). Shine continues to be a related party of the Group and transactions with Shine are included within the balances disclosed in note 31a.

In addition to the foregoing, the Group has engaged in a number of transactions with companies of which some of the Company’s Directors are also directors. These do not meet the definition of Related Party Transactions.

d) Key management

The Group has a related party relationship with the Directors of the Group. At 30 June 2012, there were 14 (2011: 14) members of key management all of whom were Directors of the Company. Key management compensation is disclosed in note 8b.

32. Events after the reporting period

On 25 July 2012, the Board agreed to seek the necessary approvals to return a further £500 million of capital to shareholders via a share buy-back programme. Shareholder approvals will be sought at the Company’s AGM on 1 November 2012. The Company has entered into an agreement with News Corporation under which, following any market purchases of shares by the Company, News Corporation will sell to the Company sufficient shares to maintain its percentage shareholding at the same level as applied prior to those market purchases. The price payable to News Corporation will be the price payable by the Company in respect of the relevant market purchases. The agreement is conditional on the appropriate shareholder approvals being granted. The effect of the agreement is to provide that there will be no change in News Corporation’s economic or voting interests in the Company as a result of the share buy-back programme.

33. Group investments

The significant investments of the Company which principally affect the consolidated results and total assets of the Group are as follows:

Name	Country of incorporation	Description and proportion of shares held (%)	Principal activity
Subsidiaries:
Direct holdings of the Company
British Sky Broadcasting Limited	England and Wales	10,002,002 ordinary shares of £1 each (100%)	Operation of pay television broadcasting and home communications services in the UK and Ireland
BSkyB Finance UK plc	England and Wales	50,000 ordinary shares of £1 each (100%)	Finance company
BSkyB Telecommunications Limited	England and Wales	1,000 ordinary shares of £1 each (100%)	Management of the network assets in the UK
Subsidiaries:
Indirect holdings of the Company
Sky Subscribers Services Limited	England and Wales	3 ordinary shares of £1 each (100%)	Provision of ancillary functions supporting the pay television broadcasting, residential broadband and telephone operations of the Group
Sky Holdings Limited	England and Wales	600 ordinary shares of £1 each (100%)	Holding company
Sky In-Home Service Limited	England and Wales	1,576,000 ordinary shares of £1 each (100%)	Supply, installation and maintenance of satellite television receiving equipment
BSkyB LLU Assets Limited	England and Wales	121,309,090 ordinary shares of £0.04 each (100%)	Parent of companies managing the network assets in the UK
Sky Network Services Limited	England and Wales	2 ordinary shares of £1 each (100%)	Management of the network assets in the UK
BSkyB Telecommunications Services Limited	England and Wales	5,821,764 ordinary shares of £1 each (100%)	Management of the network assets in the UK
Sky Ventures Limited	England and Wales	912 ordinary shares of £1 each (100%)	Holding company
The Cloud Networks Limited	England and Wales	30,583,988 shares of £0.00025 per share (100%)	Provision of telecommunications
Hestview Limited	England and Wales	108 ordinary shares of £1 each (100%)	Provision of sports betting activities
Bonne Terre Limited	Guernsey	2,504 ordinary shares of £1 each (100%)	Provision of gaming activities
Joint ventures and associates:
Nickelodeon UK Limited(i)	England and Wales	104 B Shares of £0.01 each (40%)	Transmission of children’s television channels
AETN UK	England and Wales	50,000 A Shares of £1 each (50%)	Transmission of history, biography, crime and investigation television programming
Paramount UK Partnership(i)(ii)	England and Wales	Partnership interest (25%)	Transmission of general entertainment comedy channels
Australian News Channel Pty Limited	Australia	1 ordinary share of AUD$1 (33.33%)	Transmission of news and business channels
NGC Network International LLC	United States of America	Partnership interest (21%)	Transmission of natural history and adventure channels
NGC Network Latin America LLC	United States of America	Partnership interest (21%)	Transmission of natural history and adventure channels
MUTV Limited	England and Wales	800 B Shares of £1 each (33.33%)	Transmission, production and marketing of the Manchester United football channel
Attheraces Holdings Limited(i)	England and Wales	1,500 ordinary shares of £1 each (45.85%), 20 Recoupment Shares of £0.01 each	Transmission of a horse racing channel and related online activities
MGM Channel (UK) Limited	England and Wales	50 ordinary shares of £1 each (50%)	Transmission of classic movies in HD
Sky News Arabia	United Arab Emirates	16,666,666 shares of US$1 each (50%)	Transmission of Arabic News in the MENA region (Middle East and North Africa)
Investments:
ITV(i)	England and Wales	291,684,730 ordinary shares of £0.10 each (7.499999965%)	Transmission of free-to-air channels

Notes

(i)	These entities have an accounting reference date of 31 December.
(ii)	The registered address of Paramount UK Partnership is 180 Oxford Street, London, W1D 1DS. The Paramount UK Partnership is a joint venture of the Group and is included within the consolidated accounts in accordance with Note 1(c)(ii). Consequently, the Paramount UK Partnership has taken advantage of the exemption within the Partnerships (Accounts) Regulations 2008 (regulation 7) from filing annual financial statements.
(iii)	This note sets out an abbreviated list of the subsidiaries of the Company. A full list had been filed with Companies House in accordance with section 410 of the Companies Act 2006.